ANNUAL REPORT - 2001
Tele Norte Leste Participações S.A.

Message to Shareholders

Tele Norte Leste Participações S.A. (NYSE: TNE) presents its Annual Report and Financial Statements for the year ended December 31, 2001, together with the report of its independent accountants. Such statements are prepared in Brazilian GAAP, in accordance with accounting principles prescribed by Brazilian Corporate Law.

• 2001 Economic Environment

There were several specific events during the year 2001 which strongly affected the economic activity in Brazil, and the telecommunications sector, in particular.

The effects of the Argentinean crisis, besides affecting the commercial transactions between the two countries, also put a strong pressure on the Brazilian currency, which showed an average depreciation of 28% in 2001, compared to an inflation rate of 7.7%, as measured by the consumer index.

Besides the exchange rate volatility, Brazilian corporations were caught by surprise with an energy crisis that not only demanded rationing from all economic agents, but also increased costs and expenses of companies and households.

Just as the United States economy was starting to show some recovery, the attack on the World Trade Center brought the recovery to a halt, and deepened the economic slowdown throughout the world.

Inflation reached a higher than expected level and Brazilian GDP growth (1.9%) was also lower than had been expected at the beginning of the year.

• Main Achievements

2001 was a year of important achievements for Telemar, which helped to prepare the company to compete in an increasingly deregulated Brazilian telecom market, with the appropriate tools and capabilities to anticipate and manage the upcoming challenges and guarantee a sustainable growth for its businesses.

The Company implemented important projects in 2001 that will set the foundation for enhanced operational and financial results in the next years:

Creation of Mobile Company - "Oi!"

- In February, the Company acquired a license to operate in the wireless segment in the same region where it operates the wireline business, covering 16 states, with 93 million people. This new segment complements and integrates the company's growth strategy in the telecom sector in Brazil. Immediately after the payment of the first installment of the license (the second and last installment was paid in Feb/02), the Company started the implementation of the project, hiring the equipment suppliers Alcatel, Nokia and Siemens and securing the financing for the project's implementation. During the year, an expert team was formed to run the project which now comprises the Board of Executive Officers of our wireless company. A new brand was created with a simple, objective, modern and dynamic concept, **"Oi!"** (Hi! in Portuguese), and the marketing campaign to publicize the brand has already started. The commercial launching, planned to occur in the second quarter of 2002, is still subject to the government's approval with regard to the accomplishment of certain targets established in the wireline concession agreements.

Anticipation of Anatel's 2003 Service Targets

- In order to achieve these targets, and thus be able to offer additional services such as long distance, data and corporate services nationwide in addition to the cellular venture, the Company implemented a large Capex program, totaling more than R$ 10 billion, R$ 7.7 billion of which was allocated to the wireline business in order to anticipate the fulfillment of Anatel's 2003 targets established in the concession agreement, and improve the quality of services. The concession targets have already been reached and the company is concluding the arrangements to start its operations as soon as it receives authorization from Anatel, expected for the second quarter of 2002. By year end 2001, Telemar's fixed telephony plant reached 18.1 million lines installed and 14.8 million lines in service, the largest wireline plant in all Latin America. The digitalization rate grew to more than 97%, from the 68% rate it had upon privatization, in July

1998. This increase enables the company to expand the offer of value added services, as well as improve the quality of its services.

Consolidation of Wireline Subsidiaries

▪ During 2001, the Company merged the 16 wireline subsidiaries into one single wireline subsidiary, named Telemar Norte Leste. This corporate restructuring, which was being expected since the Company's privatization, represents an important benchmark in Telemar's history, and potentially generates significant benefits to the company, allowing a more effective cost management and increasing operational and financial efficiencies.

Creation of New Telecom Subsidiaries

▪ With the objective to increase its competitive capabilities and at the same time develop and offer new products and services, the Company created new subsidiaries, fully owned by Tele Norte Leste, to operate in the call and contact center (Contax), internet data center (Tnext), network outsourcing (Hicorp) and Internet access (Telemar Acesso) segments.

In 2002, the focus will be to optimize the investments already made and leverage the existing assets, which should be reflected in strong operational results.

In order to achieve that, the company will seek to increase the utilization of the platform installed and to offer additional services, such as national and international long distance and data transmission, in addition to the launching of its GSM cellular services.

In 2002, the company will try to maximize the benefits gained from the completion of the regulatory targets and from the consolidation of systems and processes of the 16 wireline subsidiaries. The company will also intensify its procedures against delinquency, in order to reduce bad debt from the levels recorded in 2001.

• **<u>Operational Performance</u>**

The Company's **installed plant** reached 18.1 million lines at the end of 2001, after an addition of 5.3 million lines during the year, an increase of 41.2% over the previous year's level. During the same period, total **lines in service** reached 14.8 million, an increase of 25.4% during the year. This increase was a result of total additions of 5.3 million lines and the disconnection of 2.3 million lines due to bad debt problems.

During 2001, Telemar started to enforce a much more strict line disconnection and line blockage policy, resulting in about 945,000 lines blocked for non-payment at year-end.

The utilization rate of the installed plant, which ranged from 89% to 92% in the past three years, decreased to 82% by the end of 2001, as can be seen in the following graph.



It is worthwhile to mention that the installed plant more than doubled in just 3 years, while lines in service expanded by 90% in the same period, enough to extinguish the pent up demand in our concession area.

The Company's effort in anticipating the 2003 universalization targets also resulted in a significant growth in public telephones. Since the privatization, in July, 1998, the number of public telephones has risen by 194%, growing from 246,000 to the current 724,000 phones.



Public Telephones in Service - In million

The network digitalization rate reached 97% by year-end, 7.5 percentage points higher than in December 2000.

- ## Economic and Financial Performance

Revenue – Gross revenue in 2001 totaled R$ 13,660 million, a 25.9% increase over the revenue posted in 2000, and was equivalent to US$ 5.8 billion. After taxes and other deductions, Net Revenue reached R$ 10,103 million in 2001, compared to R$ 8,127 million in 2000 (+24.3%).

The gross revenue breakdown changed significantly in 2001 compared to previous years, as the increase in the contribution of local service to total revenue from 43.3% in 2000 to 45.0% in 2001. The fixed-to-mobile service maintained its above-average growth, fueled by the growth of the cellular plant in Brazil.

% Gross Revenue	2001	2000	1999	1998
Local	45.0	43.3	45.4	45.9
Long Distance	8.9	9.6	11.2	15.4
Public Telephones	4.2	4.2	4.8	5.1
Fixed-to-Mobile	23.1	22.7	17.5	13.1
Additional Services	2.0	2.1	1.9	1.4
Network Usage	11.0	11.8	12.6	11.5
Data Communication	5.8	6.2	6.3	7.4
Other Services	-	0.1	0.3	0.2
TOTAL	**100**	**100**	**100**	**100**

Costs and Operating Expenses – The cost of services and operating expenses, excluding depreciation and amortization expenses, totaled R$ 6,662 million in 2001 (R$4,095 million in 2000). From that amount, approximately 35.0% (R$ 2,335 million) correspond to interconnection costs (R$ 1,635 million in 2000), most of which were paid to wireless operators.

The biggest increase in costs and expenses in 2001, however, occurred in bad debt provisions, part of the Company's selling expenses, which grew 3.5 times in 2001, to reach 11.7% of total costs and expenses (excluding depreciation) in 2001.

The delinquency problem affected the entire telecommunications sector, influenced by the slowdown in the Brazilian economy, and the strong expansion of services into lower income segments of the population.

In 2001, the Company adopted an even more conservative policy in relation to its account receivables and started to include "government" and "corporate" clients in the bad debt provisions.

The costs of third party services and provisions for contingencies, which totaled R$ 1,320 million and R$ 416 million in the year respectively, also increased substantially in 2001 and reflected the efforts expended in the achievement of the concession targets and the adjustment of contingent liabilities to market value. (See note 18 to the Financial Statements)
The following table shows the breakdown of those costs and expenses in 2001 and 2000.

	2001		2000	
	R$Mn		R$Mn	
Interconnection	2,335	35.0%	1,634	39.9%
Third Party Services	1,320	19.8%	894	21.8%
Bad Debt Provision	778	11.7%	219	5.3%
Personnel	896	13.4%	731	17.9%
Others	1,333	20.1%	617	15.1%
TOTAL	**6,662**	**100.0%**	**4,095**	**100.0%**
Cost of Service	4,069	61.1%	2,886	70.5%
Selling	1,374	20.6%	842	20.6%
G&A	722	10.8%	603	14.7%
Other Operat. Expenses (Rev.)	497	7.5%	(236)	-5.8%

Financial Results – Because of the efforts undertaken by the Company in preparation for the competitive environment in the Brazilian telecommunication sector, the financial results were hardly affected in 2001. The costs associated with the high investment program and the one-off expenses incurred with the corporate restructuring, reduced the company's EBITDA to R$ 3.4 billion in the year, with a 34.1% margin. In 2000, the Company had registered a R$ 4.0 billion EBITDA with a 49.6% margin.

	2001	2000	1999	1998
Net Revenue (R$ Mn)	**10,103.1**	**8,126.9**	**6,222.3**	**5,158.4**
Interconection Cost	2,334.6	1,634.7	916.4	568.5
Other Costs and Operating Expenses	4,328.3	2,460.5	2,573.6	2,901.2
EBITDA	**3,440.2**	**4,031.7**	**2,732.3**	**1,688.7**
EBITDA Margin	**34.1%**	**49.6%**	**43.9%**	**32.7%**

The following charts show the EBITDA breakdown and the composition of the EBITDA margins in 2000 and 2001:



Depreciation expenses totaled R$ 2,934 million in 2001, compared with R$2,672 million in 2000. It is worth mentioning the full amortization, in 2001, of the balance of the negative goodwill accounted by Tele Norte Leste in 1999. The negative goodwill created upon the last capital increase of Telerj, in March 1999, whose amortization was based on future expected results from Telerj was fully amortized in 2001, due to the conclusion of the corporate restructuring process.

This full amortization resulted in a net gain of R$ 175 million in 2001, compared with R$ 38 million in 2000.

The Company's financial result for the year, with a net financial expense of R$ 325 million (R$ 40 million in 2000) also reflected the increase in Capex and indebtedness in the period, as well as a 28% average devaluation of the Brazilian currency in 2001. The Company's subsidiaries capitalized the amount of R$504.8 million in 2001, of interest expenses related to the financing of work-in-progress (R$173.4 million in 2000).

In spite of the construction efforts incurred in 2001, the company presented a net income of R$ 140 million, equivalent to R$ 0.38 per thousand shares (including those held in treasury).

The Company's Management will submit to the approval of its 2002 General Shareholders Meeting a dividend distribution in the amount of R$ 300 million to be allocated in equal proportion between common and preferred shares (R$ 0.81 per thousand shares).

- **Capex**

During 2001, Telemar implemented an unprecedented Capex program, which totaled R$ 10.1 billion, over 3 times higher than the program implemented in 2000. An important part of it (46%) was allocated to the achievement and anticipation of the universalization targets.

Of the total, R$ 2.2 billion were allocated to the TNL PCS project, including the full payment of the license acquired in February 2001.

The Capex program was financed by cash generation, by the non-convertible debentures issued in July/01 and by additional loans and financings.



2001 Capex- R$ 10.1 billion

- Universalization
- Data
- IT
- Network
- Quality and Maintenance
- PCS
- Others

For 2002, the Company's Capex budget amounts to R$ 2.5 billion, of which R$ 1.1 billion will be allocated to the TNL PCS project, and the remaining amount to maintenance of the fixed plant, enhancement in service quality and in other projects associated with new revenue generation.



Telefonia Fixa   Telefonia Móvel

- **Indebtedness**

The Company's debt totaled R$ 8,920 million at the end of 2001 (R$ 2,831 million at 2000 year end), composed of loans, financings and non-convertible debentures. Considering the cash position at year end, the net debt was R$ 7,685 million, representing 63.6% of total Shareholder's Equity at the end of 2001.

R$ MM	2001	2000	1999
Cash	1,234	2,093	696
Indebtedness			
Short Term	1,371	786	551
Long Term	7,549	2,045	433
Total	8,920	2,831	983
Shareholders Equity	12,080	12,700	13,728

Approximately 60% of total debt (R$ 5,381 million) is foreign currency denominated with an average cost of 7% p.a. above Libor, and is composed of US dollars, Japanese yens and a basket of major currencies (BNDES). This foreign currency denominated debt is almost totally hedged. The hedging involves mainly swap operations (71%), which are recognized in the year-end result on the accrual method, thus reducing or increasing the financial expenses for the year. Options and forward operations are recognized, while losses, on the accrual basis; in the event of gains, these are conservatively recognized only upon contract maturity.

The total local currency denominated debt (R$ 3,556 million) has an average cost of 17% p.a..

- **Stock Market**

The downward trend in stock markets around the globe in 2001 also impacted the Brazilian Exchange and, consequently, Tele Norte Leste's shares, which suffered a 11.4% devaluation in the year, while the Bovespa index dropped by 11.5% in the same period. These shares maintained the leadership achieved at the beginning of the year as the heaviest traded shares on the Bovespa.

The Company's ADRs, which trade on the NYSE, suffered a strong drop (29% accumulated over the year), reflecting not only the negative overall performance of equity markets, but also the strong devaluation of the Brazilian currency. The Company's ADRs were the most heavily traded among Brazilian companies.

Year	Volume (US$)
1999	2,656 million
2000	5,270 million
2001	5,449 million

It is also worth mentioning the performance of Telemar Norte Leste's shares, which started trading in Bovespa under the symbol TMAR on September 24 and appreciated by 55.1% by year-end.

- **Perspectives**

The company is fully prepared to face the new challenges of increasing competition and ready to take advantage of all opportunities that arise in a market that is constantly changing.

Without question, one of the main challenges will be the launching of **Oi,** the Company's foray into the wireless segment. The launch of Oi is expected to happen in the second quarter of this year, and the Company is positioned to be a major player in the medium term.

Even considering the additional investments in expanding our GSM coverage, the consolidated Capex for 2002 will be significantly lower than in 2001, and will be allocated mainly to maintaining the fixed plant, improving service quality, and expanding the long distance and data transmission businesses.
The focus will be the optimization of investments already made and the utilization of operating and financial synergies originated from the corporate restructuring which took place in 2001.

We firmly believe that the Company is, today, stronger and better structured to face new challenges and opportunities. It is also prepared to increase its operating efficiencies, generating a higher value for the Company's shareholders.

We would like to thank our shareholders, clients and suppliers for the trust and support which they have given the Company in 2001, as well as our employees for the contribution and dedication they have shown in making Telemar one of the biggest and most dynamic telecommunication companies in Latin America.

(A free translation of the original report in Portuguese
on financial statements prepared in conformity with
accounting principles prescribed by Brazilian Corporate Law)

Tele Norte Leste Participações S.A. and Subsidiaries

Financial Statements at December 31, 2001 and 2000 and Report of Independent Accountants

(A free translation of the original opinion in Portuguese
expressed on financial statements prepared in conformity
with accounting principles prescribed by Brazilian Corporate Law)

Report of Independent Accountants

February 15, 2002

To the Board of Directors and Stockholders
Tele Norte Leste Participações S.A.

1   We have audited the balance sheets of Tele Norte Leste Participações S.A. and the consolidated
     balance sheets of Tele Norte Leste Participações S.A. and its subsidiary companies as of
     December 31, 2001 and 2000 and the related statements of operations, changes in stockholders'
     equity and changes in financial position of Tele Norte Leste Participações S.A. and the related
     consolidated statements of operations, changes in the stockholders' equity and changes in
     financial position for the years then ended. These financial statements are the responsibility of
     the companies' management. Our responsibility is to express an opinion on these financial
     statements.

2   We conducted our audits in accordance with approved Brazilian auditing standards which
     require that we perform the audits to obtain reasonable assurance about whether the financial
     statements are fairly presented in all material respects. Accordingly, our work included, among
     other procedures: (a) planning our audits taking into consideration the significance of balances,
     the volume of transactions and the accounting and internal control systems of the companies,
     (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in
     the financial statements and (c) assessing the accounting principles used and significant
     estimates made by management, as well as evaluating the overall financial statements
     presentation.

3   In our opinion, the financial statements audited by us present fairly, in all material respects, the
     financial position of Tele Norte Leste Participações S.A. and of Tele Norte Leste Participações
     S.A. and its subsidiary companies at December 31, 2001 and 2000 and the results of operations,
     changes in stockholders' equity and changes in financial position of Tele Norte Leste
     Participações S.A. for the years then ended, as well as the consolidated results of operations and
     changes in consolidated financial position for those years, in conformity with accounting
     principles prescribed by Brazilian Corporate Law.

February 15, 2002
Tele Norte Leste Participações S.A

4   Our audits were conducted with the purpose of expressing an opinion on the financial statements, taken as a whole, referred to in the first paragraph.   Although not required as part of the financial statements, the statements of cash flows are being presented in order to provide supplementary information on Tele Norte Leste Participações S.A. and its subsidiary companies. The statements of cash flows have been subjected to the audit procedures described in the second paragraph and, in our opinion, are fairly presented, in all material respects in relation to the overall financial statements.

PricewaterhouseCoopers
Auditores Independentes
CRC-SP-160-S-RJ

Marcos D. Panassol
Partner
Contador CRC-SP-155.975/O-8-S-RJ

Tele Norte Leste Participações S.A. and Subsidiaries

Balance Sheets at December 31
In thousands of reais

(A free translation of the original in Portuguese prepared in conformity with accounting principles prescribed by Brazilian Corporate Law)

Assets	Note	Parent company 2001	Parent company 2000	Consolidated 2001	Consolidated 2000
Current assets					
Cash and banks	10	1,156,733	1,157,655	1,234,443	2,092,570
Accounts receivable - services	11			2,145,844	2,502,479
Loans receivable	24	3,016,076	33,278	15,614	14,020
Deferred and recoverable taxes	12	462,526	365,490	1,293,095	1,143,764
Dividends and interest on capital	24	488,062	423,887		1
Other assets		40,786	145,011	261,522	301,083
		5,164,183	2,125,321	4,950,518	6,053,917
Long-term assets					
Loans receivable			13,141		13,141
Deferred and recoverable taxes	12	379,563	488,849	1,561,173	953,364
Judicial deposits		3		273,201	135,131
Fiscal incentives		6,324	11,101	84,302	69,787
Other assets		10,788	3,954	30,009	4,937
		396,678	517,045	1,948,685	1,176,360
Permanent assets					
Investments	13	8,962,560	8,779,291	160,188	41,864
Property, plant and equipment	14	108,629	93,377	19,227,403	12,199,500
Deferred charges	15			479,222	
		9,071,189	8,872,668	19,866,813	12,241,364
Total assets		14,632,050	11,515,034	26,766,016	19,471,641

Liabilities and stockholders' equity	Note	Parent company 2001	Parent company 2000	Consolidated 2001	Consolidated 2000
Current liabilities					
Suppliers		3,962	27,252	2,199,346	1,358,471
Loans and financing	16	492,798	130,869	1,370,561	785,852
Salaries and social charges		10,216	29,987	181,860	185,671
Payable and deferred taxes	17	34,721	12,009	523,530	547,697
Dividends and interest on capital	21	339,308	275,444	538,042	457,641
Concessions payable				603,900	
Other accounts payable		65,454	1,392	192,115	230,239
		946,459	476,953	5,609,354	3,565,571
Long-term liabilities					
Loans and financing	16	2,184,838	616,690	6,249,321	2,044,819
Payable and deferred taxes	17			1,480	43,141
Provisions for contingencies	18	171,528	77,362	1,491,438	881,694
Debentures	19	1,300,000		1,300,000	
Other accounts payable		4,491	677	29,329	52,927
		3,660,857	694,729	9,071,568	3,022,581
Deferred income		1,461		1,577	179,494
Minority interests				2,057,180	2,368,361
Stockholders' equity/capitalizable funds					
Stockholders' equity	20				
Share capital		4,309,204	4,141,599	4,309,204	4,141,599
Capital reserves		704,303	862,873	704,303	862,873
Revenue reserves		2,643,261	2,636,242	2,643,261	2,636,242
Retained earnings		2,626,931	2,793,572	2,626,931	2,781,665
Treasury stock		(260,426)	(90,934)	(260,426)	(90,934)
		10,023,273	10,343,352	10,023,273	10,331,445
Capitalizable funds	21			3,064	4,189
Total liabilities and stockholders' equity		14,632,050	11,515,034	26,766,016	19,471,641

The accompanying notes are an integral part of these financial statements.

4

Tele Norte Leste Participações S.A. and Subsidiaries

Statements of Income
Years Ended December 31
In thousands of reais

(A free translation of the original in Portuguese prepared in conformity with accounting principles prescribed by Brazilian Corporate Law)

	Note	Parent company 2001	Parent company 2000	Consolidated 2001	Consolidated 2000
Gross operating revenue	4			13,659,549	10,850,578
Deductions from gross revenue				(3,556,483)	(2,723,662)
Net operating revenue				10,103,066	8,126,916
Cost of services rendered	5			(6,806,635)	(5,301,931)
Gross income				3,296,431	2,824,985
Operating income (expenses)					
Equity accounting adjustments	13	173,190	822,026	17,679	
Sales	5			(1,423,629)	(909,683)
General and administrative	5	(57,162)	(38,071)	(869,680)	(791,123)
Other operating income (expenses), net	6	(38,910)	(137,214)	(489,382)	105,466
		77,118	646,741	(2,765,012)	(1,595,340)
Net operating income (loss) before financial result		77,118	646,741	531,419	1,229,645
Financial income	7	747,841	166,172	840,791	281,442
Financial expenses	7	(707,002)	(85,393)	(1,166,296)	(320,910)
Financial result		40,839	80,779	(325,505)	(39,468)
Operating income		117,957	727,520	205,914	1,190,177
Non-operating income (expenses), net	8	26,218	14,941	(2,120)	15,915
Net income before income tax, social contribution, employees' profit sharing and minority interests		144,175	742,461	203,794	1,206,092
Income tax and social contribution	9	(1,112)	(4,917)	21,679	(174,638)
Income before employees' profit sharing and minority interests		143,063	737,544	225,473	1,031,454
Employees' profit sharing	23	(2,685)	(16,232)	(28,410)	(64,831)
Minority interests				(56,685)	(257,216)
Net income for the year		140,378	721,312	140,378	709,407
Shares in circulation on the balance sheet date (in thousands)		369,469,693	369,752,180		
Net income per thousand shares of capital at the end of the year (R$)		0.38	1.95		

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A. and Subsidiaries

Statement of Changes in Stockholders' Equity
In thousands of reais

(A free translation of the original in Portuguese prepared in conformity with accounting principles prescribed by Brazilian Corporate Law)

	Share capital	Special premium	Fiscal incentives and donations	Legal reserve	Unrealized profits	Retained earnings	Treasury stock	Total
		Capital reserves		**Revenue reserves**				
At December 31, 1999	3,741,151	2,464,787	11,100	186,331	2,750,514	2,407,234	(90,934)	11,470,183
Provision for premium, as per Comissão de Valores Mobiliários - "CVM" (Brazilian Securities Commission) Instruction No. 349		(1,599,647)						(1,599,647)
Capitalization of reserves and retained earnings	400,448	(13,367)		(186,331)		(200,750)		
Realization of reserve					(134,070)	134,070		
Net income for the year						721,312		721,312
Appropriations of net income for the year:								
Constitution of legal reserve				19,798		(19,798)		
Dividends proposed						(248,496)		(248,496)
At December 31, 2000	4,141,599	851,773	11,100	19,798	2,616,444	2,793,572	(90,934)	10,343,352
Capitalization of reserve	167,605	(167,605)						
Fiscal incentives			9,035					9,035
Acquisition of treasury stock							(169,492)	(169,492)
Net income for the year						140,378		140,378
Constitution of legal reserve				7,019		(7,019)		
Dividends proposed						(300,000)		(300,000)
At December 31, 2001	4,309,204	684,168	20,135	26,817	2,616,444	2,626,931	(260,426)	10,023,273

The accompanying notes are an integral part of these financial statements

Tele Norte Leste Participações S.A. and Subsidiaries

Statements of Changes in Financial Position Years Ended December 31
In thousands of reais

(A free translation of the original in Portuguese prepared in conformity with accounting principles prescribed by Brazilian Corporate Law)

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Financial resources were provided by:				
Operations:				
Net income for the year	140,378	721,312	140,378	709,407
Minority interests in results of operations			56,685	257,216
Expenses (income) not affecting working capital:				
Depreciation and amortization of goodwill	170,876	169,534	3,101,845	2,840,873
Amortization of negative goodwill	(175,424)	(37,591)	(175,424)	(37,591)
Provision for losses on fiscal incentives	6,476		19,284	5,253
Provision for long-term contingencies	99,478		582,367	131,816
Interest and long-term monetary/exchange variation	64,350	23,733	189,723	70,456
Equity accounting adjustments and capital gain	(205,885)	(836,907)	(44,023)	(1,483)
Net results of disposals of permanent assets	6,477		29,896	(3,313)
Long-term deferred income tax and social contribution	(58,320)		(365,991)	(29,635)
Other expenses (income) not affecting working capital			(2,494)	(9,414)
	48,406	40,081	3,532,246	3,933,585
Third parties:				
Increase in long-term liabilities	3,242,499	719,993	6,506,906	2,172,373
Increase in deferred income	1,461			
Transfer from long-term to current assets	14,384	78,078	200,590	311,636
Transfer from permanent to current assets		177,508		167,606
Dividends and interest on capital receivable	544,090	477,109		
	3,802,434	1,452,688	6,707,496	2,651,615
Total funds provided	3,850,840	1,492,769	10,239,742	6,585,200

Tele Norte Leste Participações S.A.
and Subsidiaries

Statements of Changes in Financial Position
Years Ended December 31
In thousands of reais   (continued)

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Financial resources were used for:				
Increase in long-term assets	9,779	3,954	793,814	95,003
Acquisition of treasury stock	169,492		169,492	
Increase in permanent assets:				
Investments	275,046	33,195	143,474	9,594
Goodwill in associated company	61,969		61,969	
Property, plant and equipment	24,999	71,173	10,042,038	2,936,827
Deferred charges			479,222	
Transfer from long-term to current				
liabilities	440,199	51,052	1,230,009	490,094
Dividends proposed	300,000	248,496	466,906	409,053
Total funds used	1,281,484	407,870	13,386,924	3,940,571
Increase (decrease) in working capital	2,569,356	1,084,899	(3,147,182)	2,644,629
Changes in working capital				
Current assets				
At the end of the year	5,164,183	2,125,321	4,950,518	6,053,917
At the beginning of the year	2,125,321	873,709	6,053,917	2,915,149
	3,038,862	1,251,612	(1,103,399)	3,138,768
Current liabilities				
At the end of the year	946,459	476,953	5,609,354	3,565,571
At the beginning of the year	476,953	310,240	3,565,571	3,071,432
	469,506	166,713	2,043,783	494,139
Increase (decrease) in working capital	2,569,356	1,084,899	(3,147,182)	2,644,629

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

1   Operations

(a)   Operating areas and services rendered

Tele Norte Leste Participações S.A. ("TNL" or the Company) was constituted as part of
the program for the restructuring of the TELEBRÁS System (Law No. 9295 of July 19,
1996), after the spin-off of Telecomunicações Brasileiras S.A. - TELEBRÁS, on May 22,
1998. The net equities of the investments in the operating companies in Region I were
transferred and recorded at book values as of February 28, 1998.   The investments in
subsidiary companies were valued based on their net equity values as of December 31,
1997.   On July 29, 1998, a public auction took place for the privatization of TNL
together with the remaining TELEBRÁS' companies which were spun-off.

TNL, through its fixed-line subsidiary Telemar Norte Leste S.A. ("TMAR") - previously
named Telecomunicações do Rio de Janeiro S.A. (Telemar - RJ) up to September 14,
2001, is the main provider of fixed-line telephone services in its operating area
(Region I), comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia,
Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão,
Pará, Amazonas, Roraima and Amapá.   Prior to the merger which took place on August
2, 2001 (see Note 1b), the operating area was covered by 16 subsidiary companies.
These services are provided based on the concession granted by the Federal Government
which expires on December 31, 2005 and may be renewed for an additional 20-year
period, at the discretion of Agência Nacional de Telecomunicações - ANATEL (National
Agency for Telecommunications), the regulatory agency for the Brazilian
telecommunications sector.

The following fixed-line telephone companies are the Company's main competitors:

Local service   Vésper S.A.

Inter and intra-sectorial service   Vésper S.A., Intelig Telecomunicações Ltda. and
                                                                                      Empresa Brasileira de Telecomunicações S.A.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

In order to develop new activities and diversify its operations, TNL structured its businesses in three areas: Consumer, Corporate and Cellular.   In this context, the following subsidiaries were formed:

- TNext S.A., which offers hosting services and the placement of clients' applications on hardware and software platforms;

- Contax S.A. is a "contact center" company which aims at managing the relationship between companies and clients, including logistics and billing, by means of several interactive media such as e-mail, fax and voice via IP;

- HiCorp Comunicações Corporativas S.A. provides outsourcing solutions to telecommunications networks, including the implementation, operation, management and guarantee of the services;

- TNL Acesso S.A. covers all internet-related activities, operating in the access providers, services and e-markets;

- TNL Net Participações S.A. aims at participating in other companies which perform internet-related activities;

- TNL Trading S.A., whose objective is to import and export products;

- ABS 52 Participações Ltda., a subsidiary company formed by TMAR in March 2001 to provide services related to installation, maintenance, building and operation of networks.

At an auction at Bolsa de Valores do Rio de Janeiro (Rio de Janeiro stock market) on February 13, 2001, TNL PCS S.A. acquired the concession to operate the Serviço Móvel Pessoal - "SMP" (Personal Mobile Service) within Region I (same area covered by TMAR).   The concession to operate the SMP is valid for an indeterminate period, but the right to use the radio frequencies mentioned in the authorization agreement matures March 12, 2006, with one single possible extension for another 15 years.   The concession totaled R$ 1,102,007, corresponding to a premium of 17% of the minimum price bid of R$ 940,000, and is recorded in property, plant and equipment.   Of this amount, the first of the two equal installments of R$ 551,004 was settled in March 2001, and the payment of the second installment is expected for March 2002.

TNL PCS S.A. will operate under the trade name "Oi" and the operations is estimated to start as of April 2002.   The GSM (Global System Mobile) network will be used with GPRS (General Packed Radio System) technology, which introduces packet switching, enabling data exchange up to 144 kbps.   With this new technology, TNL PCS's clients will be able to benefit from services such as location, fast internet, data, video, photos and sound transmission via mobile phones.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

The Plano Geral de Metas de Qualidade para o Serviço Móvel Pessoal - SMP (General Plan on Quality for the Personal Mobile Service), attached to Resolution No. 249, of December 19, 2000, defines quality targets to be attained by providers the this type of service.   These targets comprise the service quality, the customer service and the billing. In addition to these targets, the Resolution referred to above also stipulates deadlines for repairing malfunctions and deficiencies as well as physical data information.   The calculation of quality indicators will be determined after 180 days counted from the beginning of commercial operations per location within Region I.

All telephone services are subject to the regulations and inspections by ANATEL, in accordance with Law No. 9472, of July 16, 1997.

(b)   Corporate Restructuring

On June 28, 2001, the Board of Directors and the Fiscal Council of Telemar-RJ and of the other fixed-line telephone subsidiaries approved the incorporation of the net book value of the assets of these other subsidiaries by Telemar-RJ, as proposed by the Board of Executive Officers.   The objective of this merger was to simplify the existing corporate structure, improving the operation of public switched fixed-line telephone services - "STFC".

On July 24, 2001, ANATEL approved the corporate restructuring and on August 2, 2001, the merger proposal was approved at the General Stockholders' Meetings of the subsidiaries.

The merger proposal was also submitted to the Ministry of National Integration to obtain prior authorization and requesting the transfer of regional tax benefits of the other subsidiaries to Telemar-RJ.

On August 2, 2001, the General Stockholders' Meeting of Telemar-RJ decided that, following the approval of the merger, the preferred shares of this company were to be divided into two classes, as follows:

(i)   Preferred class "A" shares: are assured dividends 10% higher than those distributed to ordinary shares as well as priority in capital reimbursement in relation to the ordinary shares should the company be liquidated;

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

(ii)   Preferred class "B" shares: are assured fixed non-cumulative dividends of 10% per annum (p.a.), calculated based on the amount obtained by dividing the share capital by the total number of shares, and with priority in capital reimbursement in relation to the ordinary and preferred class "A" shares should the company be liquidated.

As a result of the merger, holders of ordinary shares of the other subsidiaries who opted to migrate exchanged their shares for ordinary shares of Telemar-RJ, and holders of preferred shares of the other subsidiaries, regardless of the class, exchanged their shares for preferred class "A" shares of Telemar-RJ.   These exchanges considered the exchange ratio established based on the economic values of Telemar-RJ and the other subsidiaries, increased by a 12% premium of these economic values.   The exchange ratio may be summarized as follows:

	Exchange ratio of ordinary and preferred shares (*)
Telemar-ES	7.287
Telemar-CE	7.264
Telemar-RN	4.095
Telemar-PA	3.554
Telemar-PB	3.377
Telemar-MG	2.793
Telemar-BA	2.790
Telemar-SE	2.013
Telemar-PE	1.871
Telemar-PI	1.700
Telemar-MA	1.608
Telemar-AP	1.036
Telemar-RR	1.020
Telemar-AM	0.408
Telemar-AL	0.271

(*) Number of Telemar-RJ shares received in exchange for each share of the other subsidiaries.

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements at December 31, 2001 and 2000

In thousands of reais

At the General Stockholders' Meeting held on August 2, 2001, it was also approved the possibility of holders of ordinary or preferred class "B" shares to convert their shares into preferred class "A" shares within a 30-day period, observing the limit established in paragraph 2, article 15 of Law No. 6404/76 (Corporate Law).

Based on the appraisal reports regarding the net book values of assets of the other subsidiaries, the capital of Telemar-RJ, currently TMAR, was increased by R$ 3,271,987, excluding interests held among the subsidiaries and the absorptions through share capital reductions of accumulated losses of the former subsidiaries Telemar-AL and Telemar-AM. Consequently, as a result of the merger, the share capital totals R$ 7,088,099, comprising 245,347,005 thousand shares, as follows:

Prior to conversion	In millions (Quantities)									
	Ordinary		Preferred class "A"		Preferred class "B"		Total		Share capital	
TNL	104,227.9	93.2%	79,716.8	69.3%	11,245.8	60.5%	195,190.4	79.6%	5,639,071	79.6%
Treasury	999.8	0.9%	2,742.5	2.4%			3,742.3	1.5%	108,115	1.5%
Market	6,576.2	5.9%	32,492.8	28.3%	7,345.3	39.5%	46,414.3	18.9%	1,340,913	18.9%
Total	111,803.9	100.0%	114,952.1	100.0%	18,591.1	100.0%	245,347.0	100.0%	7,088,099	100.0%

After the conversion	In millions (Quantities)									
	Ordinary		Preferred class "A"		Preferred class "B"		Total		Share capital	
TNL	104,227.9	97.2%	90,962.5	66.9%			195,190.4	79.6%	5,639,071	79.6%
Treasury			3,742.3	2.7%			3,742.3	1.5%	108,115	1.5%
Market	2,959.1	2.8%	41,383.6	30.4%	2,071.6	100.0%	46,414.3	18.9%	1,340,913	18.9%
Total	107,187.0	100.0%	136,088.4	100.0%	2,071.6	100.0%	245,347.0	100.0%	7,088,099	100.0%

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

With the merger of the subsidiaries Telemar-AM, Telemar-AL and Telemar-PE by
Telemar-RJ, the deferred income tax loss carryforwards recorded by these subsidiaries
were reversed against net income for the year, totaling:

	Income tax	Social contribution	Total
Telemar - AM			
Telemar - AL	24,235	9,448	33,683
Telemar - PE	13,166	4,776	17,942
	7,450	2,392	9,842
	44,851	16,616	61,467

At the Extraordinary General Meeting held on September 14, 2001, the stockholders
approved the change in the name of Telemar-RJ to Telemar Norte Leste S.A. ("TMAR"),
sole name of the company throughout the states where fixed-line telephone services are
provided.

(c)   Dissention

The value of reimbursement of shares to stockholders who exercise their right to
withdraw within the legal period of thirty days counted from the date of the
Extraordinary General Meetings held on August 2, 2001, totaled R$ 185,914, equivalent
to some 1.3% of the economic value of the merger.   The shares of the dissenting
stockholders will be held at TMAR's treasury for cancellation or sale, according to
management's decision.

2   Presentation of the financial statements

(a)   Criteria for preparation and presentation

The financial statements were prepared in accordance with the accounting principles
determined by the Brazilian Corporate Law, complementary regulations of the CVM, and
standards applicable to concessionaires of public telecommunications services, consistent
with those adopted in the preparation of the financial statements for the year ended
December 31, 2000.

In order to improve the information provided to the market, the statements of cash flows
for 2001 are being presented by the Company as additional information.   These
statements were prepared in conformity with NPC-20, issued by the Instituto dos
Auditores Independentes do Brasil - IBRACON (Institute of Independent Auditors of
Brazil).

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

(b)   Adjustments arising from corporate restructuring

The accounting adjustments arising from the corporate restructuring described in Note 1(b) were included in the balance sheet and in the result of operations at March 31, 2001, the accounting base-date of the merger, as follows: (i) reversal of deferred tax losses existing in the other subsidiaries merged into TMAR; (ii) capital gain arising from the variation of TNL's percentage holding; and (iii) elimination of crossed interests held among the subsidiaries.

Additionally, due to the restructuring, a broad and comprehensive survey, including a review of the criteria previously adopted by these subsidiaries, was carried out in September 2001 to standardize and improve the accounting procedures for recording the estimates related to losses arising mainly from overdue accounts receivable, tax, civil and labor contingencies, as well as transactions with other telecommunications service providers. Consequently, management identified the need of adjustments in order to comply with more conservative provisioning criteria, as well as with the results of assessment of the probabilities of losses in view of ongoing negotiations, as follows:

		Increase (decease)
	Parent company	**Consolidated**
Operating gross revenue		(47,815)
Deductions from gross revenue		3,006
Interconnection costs		(39,140)
Provision for doubtful accounts and write-offs of accounts receivable		(162,689)
Provision for contingencies	(4,540)	(231,981)
Other operating income (expenses), net		(174,459)
Operating income	(4,540)	(653,078)
Financial expenses		(7,255)
Other non-operating income and expenses, net		(6,270)
Income tax and social contribution on the adjustments		184,314
Minority interest on the adjustments		93,809
Total adjustments to net income	(4,540)	(388,480)

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

(c)   Merger of 140 Participações S.A.

On December 14, 1999, in compliance with Article 157 of Brazilian Corporate Law and with CVM Instruction Nos. 31/84, 319/99 and 320/99, Telemar Participações S.A., controlling stockholder of TNL, subscribed and paid-up, through the transfer of its investment and related premium, 100% of the share capital of a new entity, 140 Participações S.A., later merged into TNL.   The merger of 140 Participações into TNL was approved at the Stockholders' Extraordinary General Meeting held on December 29, 1999.   The objective of this merger was to ensure the realization of tax benefits generated by the amortization of the premium paid by Telemar Participações S.A. in the acquisition of TNL.

As a result of this merger, the controlling stockholder Telemar Participações S.A. received, in exchange for the shares of 140 Participações S.A., TNL shares, equal in number and type to the original shares, having undertaken the same rights and duties. There were no changes in the share capital of TNL at the time of the merger.

This operation resulted in the constitution of a special premium reserve on Company's shares in the amount of R$ 2,464,787 and a corresponding deferred charge (goodwill) being amortized over 5 years, based on the expectation of future profitability estimated by an independent company, considering the macroeconomic scenario as well as the quality and universal targets defined by ANATEL.   The tax benefit obtained from the amortization of the goodwill is passed on to Telemar Participações S.A. after its approval by the Board of Directors, through the issuance of new shares of TNL.   In these cases, minority stockholders have the right to acquire shares proportionally to their participation in the TNL's share capital, paying Telemar Participações S.A. the amount equivalent to the value of shares to which they are entitled.

Based on CVM Instruction No. 349, of March 6, 2001, which amended CVM Instruction No. 319/99, management decided to adjust the financial statements as from the beginning of the year 2000, through the following accounting adjustments:

(a)   Constitution of a provision in the amount of R$ 1,599,647 corresponding to the difference between the goodwill and the tax benefit arising from its amortization;

(b)   Recording of the net value (goodwill less provision) as a counter-entry of the special premium reserve account;

(c)   Reversal of the provision referred to in item (a) above to net income of the period, in proportion to goodwill amortization; and

(d)   Recording of the net amount referred to in item (a) in current and long-term assets ("Deferred and recoverable taxes"), according to its estimated realization, for the purposes of the financial statement presentation.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

(d)   Consolidated financial statements

The consolidated financial statements were prepared in accordance with consolidation principles determined by article 250 of Brazilian Corporate Law and CVM Instruction No. 247/96 and include the financial statements of TNL and its subsidiaries (Note 13). The main consolidation procedures are:

- horizontal sum of the balances of the asset, liability, income and expense accounts, according to their nature;

- elimination of balances of assets and liabilities, as well as income and expenses of material transactions between the consolidated companies;

- elimination of TNL interests in the net equity of the subsidiaries; and

- recognition of minority interests in stockholders' equity and in net income.

During 2001, the subsidiaries TMAR and TNext S.A., attending to CVM Deliberation No. 193, of July 11, 1996, capitalized financial expenses amounting respectively to R$ 275,820 and R$ 3,172, relating to loans obtained from the parent company TNL to finance capital expenditures.   Also in 2001, the subsidiary TNL PCS S.A., a company in pre-operational phase, recognized in deferred charges financial expenses also relating to loans obtained from TNL, totaling R$ 77,750.

Up to the third quarter of 2001, these financial charges were eliminated for consolidation purposes, resulting in the recognition of these expenses in the consolidated result, unlike the individual results of the subsidiaries mentioned in the above paragraph, which capitalized these expenses in property, plant and equipment and/or deferred charges.

Considering that the funds transferred by TNL to these subsidiaries were obtained from financial institutions and also that these amounts were transferred under the same contractual terms, TNL management decided to maintain the capitalized financial expenses as part of property, plant and equipment costs and in deferred charges for consolidation purposes, eliminating the differences between the result of the parent company and the consolidated result.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

3   Principal accounting practices

(a)   Financial investments

Financial investments are recorded at cost plus accrued earnings up to the balance sheet date.

(b)   Accounts receivable from services

Accounts receivable from telecommunications services are valued by applying the rates on the date the service is provided.   These accounts receivable also include credits for services rendered but not yet billed up to the balance sheet date.   The value of services rendered but not yet billed is determined by the valuation of the metered services at year-end or by estimates that take into account the performance for the previous month.

Late-payment interest are accounted for upon the issue of the first bill following the payment of the overdue bill.

(c)   Provision for doubtful accounts

This provision is established progressively in order to recognize probable losses in relation to the collection and restrictive calling actions, progressively as of 60 days past due, as follows:

Outstanding bills	**% loss provided for**
Between 61 and 90 days	40
Between 91 and 120 days	60
Between 121 and 150 days	80
Over 151 days	100

As of September 2001, government bodies, corporate clients and other telecommunications service providers are being included in the calculation base of the provision, as well as the agreements with default clients to settle their debts in installments.

(d)   Inventories

Inventories of maintenance materials are stated at the average purchase cost, which does not exceed the replacement cost.

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

Inventories of materials for network expansion are stated at the average acquisition cost and recorded in "Construction work in progress" under property, plant and equipment.

(e)   Investments

Investments in subsidiary and associated companies are accounted for by the equity method. Other investments (basically fiscal incentives) are stated at cost, restated up to December 31, 1995, less provisions for losses, when applicable.

(f)   Property, plant and equipment

Stated at acquisition or construction cost, restated up to December 31, 1995, less accumulated depreciation.

Financial expenses relating to the construction in progress are capitalized in compliance with CVM Deliberation No. 193/96. Up to December 31, 1999, in accordance with Ordinances 3 and 21/94 of the Ministry of Telecommunications, the subsidiaries calculated interest expenses on a monthly basis at a rate of 12% p.a. levied on balances of construction work-in-progress, capitalized as property, plant and equipment up to the date the assets started operating. The capitalized interests in excess of the financial expenses from loans obtained to finance construction work-in-progress were recorded in a capital reserve account directly in stockholders' equity.

Maintenance and repair costs which represent an increase in installed capacity or useful life are capitalized while the remaining costs are charged to year-end results as cost of services rendered.

Depreciation is calculated on the straight-line basis taking into consideration the expected useful lives of the assets (Note 14).

(g)   Loans and financing

Loans and financing are restated according to monetary or exchange variations plus interest accrued up to the balance sheet dates. Results from "swap" operations are determined and recorded on a monthly basis, when applicable, regardless of the respective terms for settlement. Gains on "options" and "forward" contracts are recorded when financially realized while the losses are recorded on the accrual basis.

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

(h)   Salaries and social charges

Vacation benefits payable to employees are accrued in proportion to the period the rights are vested.

The Company maintains a profit sharing program. This program is granted to employees who have been with the Company for at least 6 months within a year.   This benefit is paid according to the attainment of targets and is recognized at year-end (Note 23 (b)).

(i)   Provisions for contingencies

Provisions for contingencies are established for contingent risks considered as "probable losses" by the Company's management and legal advisors.   The bases, amounts involved and nature of the main provisions are described in Note 18.

(j)   Pension plans

Contributions to pension plans are based on payroll and on actuarial calculations, being recorded on the accrual basis.   Further information on pension plans is described in Note 23.   At December 31, 2000, CVM issued Deliberation CVM No. 371 which approved the technical pronouncement of IBRACON on specific accounting procedures for the recording of obligations of employees' benefits.   This pronouncement will be adopted by the Company and its subsidiaries as from the year ending December 31, 2002 (see Note 23).

(k)   Service revenue

Revenues are recognized on the accrual basis i.e. at the time the service is rendered.   The services provided between the last billing date ("cycle") and the end of each month are estimated and recognized in the month of accrual.

Revenues consist of the rental of lines, service tariffs based on the number and length of calls (tariffs for local and long-distance calls are based on the time and length of calls, the distance involved and the services used), network services, interconnection and leasing of high-capacity lines, maintenance fees and other value-added services rendered to clients. These revenues also include telephone installation fees and pre-paid calling cards.   The Company's management considers that the installation fees should not be deferred since the margins are low.   Revenues from public telephones pre-paid calling cards are recognized when the cards are sold and the related costs are recognized when incurred.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

(l)   Financial income and expenses

These are basically represented by interest and monetary and exchange variations on financial investments, loans, financing and derivatives, which are calculated and accounted for on the accrual basis (except for gains arising from "options" and "forward" operations - see Note 3 (g)).

(m)   Income tax and social contribution

The provision for deferred and payable income tax on temporary differences is established at the base rate of 15% plus an additional 10%.   The provision for deferred and payable social contribution is set up at a rate of 9%.   Prepaid income tax and social contribution are recorded as deferred and recoverable taxes.   Tax credits arising from tax loss carryforwards are recognized as deferred tax assets when the losses are incurred and management is certain of the future realization.

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

4   Gross operating revenue

			Consolidated	
	2001	**%**	**2000**	**%**
Telephone services				
Local (i)				
Installation fees	359,476	2.6	157,600	1.5
Monthly subscription fees	3,612,666	26.4	2,517,132	23.2
Pulses (metered service)	2,065,805	15.1	1,889,712	17.4
Collect calls	112,145	0.8	85,172	0.8
Other revenues	7,242	0.1	38,571	0.4
Long-distance services (intra-sectorial) (ii)	902,729	6.6	782,562	7.2
Long-distance services (intersectorial) (ii)	316,592	2.3	257,476	2.4
Public telephone services	570,379	4.2	458,914	4.2
Fixed-mobile services (iii)	3,162,019	23.1	2,463,680	22.7
Additional services	268,445	2.0	228,431	2.1
	11,377,498	83.2	8,879,250	81.9
Remuneration for the use of the network (iv)				
Use of fixed-fixed networks	1,251,214	9.2	1,075,253	9.9
Use of fixed-mobile networks	244,148	1.8	206,576	1.9
	1,495,362	11.0	1,281,829	11.8
Data transmission services (v)				
Industrial Dedicated Digital Line				
Service - EILD	344,337	2.5	339,883	3.1
Dedicated Line Service - SLDD/SLDA	275,386	2.0	251,770	2.3
IP services	54,807	0.4	46,824	0.4
Packet and frame relay switching	64,803	0.5	38,631	0.4
Others	47,249	0.4	1,814	
	786,582	5.8	678,922	6.2
Other services (vi)	107		10,577	0.1
	13,659,549	100.0	10,850,578	100.0

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

(a)   Description of the services

(i)   Local

Local services also comprise certain additional and value-added services such as ISDN,
that allows voice, data, image and sound transmission supported by a single digital line
permitting the client to use simultaneously, for example, voice transmission and the
internet.   In-dialing service (direct transmission of external calls to extensions) is also
offered by the Company to those corporate clients that work with PBX systems.   For
corporate clients in need of a large quantity of phone lines, the Company offers digital
trunk services that allow up to 30 simultaneous connections within a single physical loop
of 2 Mbps, increasing the speed and optimization of the client's telephone system.

(ii)   Long-distance intra and intersectorial services

Each state in the Company's operating region is divided into a number of local areas.
Calls from one local area in the region to another are referred to as "intra-regional long-
distance" calls.   Intra-regional long-distance service includes intra-sectorial long-
distance calls (non-local calls within a state) and intersectorial long-distance calls (calls
between states in the region).

(iii)   Fixed-mobile services

These refer to calls made by the Company's fixed-line clients to cellular service providers
operating within the region.   These services also include collect calls from cellular
customers to fixed-line clients.

(iv)   Remuneration for the use of the network

In March 1999, the subsidiary TMAR signed an interconnection agreement with
Embratel in order to formalize the use of its network for long-distance calls carried-out
by Embratel.   The Company also received from Embratel, until June 30, 2001, a
supplemental per-minute fee called the "Parcela Adicional de Transição - PAT" in the
amount of R$ 18,624 (R$ 84,500 - 2000).   This fee was introduced to offset the impact
caused by the elimination of the shared-revenue system.

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

The Company maintains contracts for voice interconnection and transmission with all telecommunications service providers, "STFC", "SMC" - cellular mobile service and "SME" - specialized mobile service, operating in Region I.   In addition to these service providers, the Company has also signed the first interconnection and traffic transport services contracts with Nortepal and Sermatel, "mirror" (competitors) companies with concessions to operate in Region I.

(v)   Data transmission services

The Company provides low and high-speed data transmission services through switched circuits.

(vi)   Other services

The Company provides other services that include equipment rentals, technical assistance and other telecommunications services.

(b)   Rates

Rates for telecommunications services are subject to a comprehensive regulation.   The concessions establish a price-cap mechanism for annual rate adjustments, which places an upper limit based on a weighted average of the rates for a mix of local and long-distance services and for interconnection charges.   On June 21, 2001, the monthly subscription fees increased an average of 17% (2000 - 21.5%), in accordance with ANATEL Record No. 17149.

The Company rents telecommunications equipment and lines from/to Embratel, cellular providers and other private companies in order to enable the completion of calls (dedicated circuits and cable connections) as well as to provide data transmission under a number of operating agreements expiring at different dates.   Rental revenues and expenses (EILD, SLDD and SLDA), according to the corresponding contracts, were as follows:

	Consolidated	
	2000	**1999**
Rental revenues	619,723	591,653
Rental expenses	(209,903)	(176,176)

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

(c) **Net operating revenue**

			Consolidated	
	2001	**%**	**2000**	**%**
TMAR:				
Rio de Janeiro	2,914,794	28.9	2,305,977	28.4
Minas Gerais	2,297,530	22.8	1,906,084	23.5
Bahia	1,159,521	11.5	923,346	11.4
Pernambuco	709,803	7.0	560,690	6.9
Ceará	563,403	5.6	480,331	5.9
Espírito Santo	470,431	4.7	362,499	4.5
Pará	388,663	3.8	337,130	4.1
Paraíba	265,758	2.6	199,769	2.5
Maranhão	254,355	2.5	204,497	2.5
Rio Grande do Norte	247,786	2.5	187,502	2.3
Amazonas	241,339	2.4	187,194	2.3
Alagoas	192,454	1.9	158,463	1.9
Piauí	165,048	1.6	137,006	1.7
Sergipe	146,373	1.4	103,655	1.2
Amapá	43,689	0.4	45,277	0.6
Roraima	32,311	0.3	27,496	0.3
Contax	6,063	0.1		
TNext	3,425			
HiCorp	320			
Total	10,103,066	100.0	8,126,916	100.0

5 **Cost of services rendered and operating expenses - by nature**

	Parent company	
	General and administrative	
	2001	**2000**
Third party services	34,704	23,551
Personnel	15,679	11,081
Depreciation	3,270	1,929
Rental and insurance	3,197	731
Other	312	779
Total	57,162	38,071

Third party services refer mainly to corporate and legal consultancy.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000****In thousands of reais**

	Consolidated - 2001			
	Cost of services rendered	**Sales**	**General and adminis-trative**	**Total**
Interconnection	2,334,608			2,334,608
Depreciation	2,737,303	50,118	146,818	2,934,239
Other operating costs and expenses:				
Personnel	525,376	167,310	202,819	895,505
Materials	263,197	6,542	15,862	285,601
Third party services	705,816	229,364	384,445	1,319,625
Administration fee			50,665	50,665
Advertising		180,205		180,205
Rental and insurance	220,412	11,082	61,116	292,610
Provision for doubtful accounts and write-offs of accounts receivable		778,170		778,170
Other consumables	19,923	838	7,955	28,716
Total	6,806,635	1,423,629	869,680	9,099,944

	Consolidated - 2000			
	Cost of services rendered	**Sales**	**General and adminis-trative**	**Total**
Interconnection	1,634,716			1,634,716
Depreciation	2,415,970	67,518	188,541	2,672,029
Other operating costs and expenses:				
Personnel	395,610	196,035	139,612	731,257
Materials	182,468	18,296	14,315	215,079
Third party services	447,868	193,862	252,305	894,035
Administration fee			81,186	81,186
Advertising		57,394		57,394
Rental and insurance	155,413	22,360	28,349	206,122
Provision for doubtful accounts and write-offs of accounts receivable		218,698		218,698
Other consumables	69,886	135,520	86,815	292,221
Total	5,301,931	909,683	791,123	7,002,737

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

Interconnection costs refer mainly to the usage of fixed-mobile network charged by cellular operators, which represent a significant decrease in the margin for these services. The increase in interconnection costs when compared to prior year is due to the substantial expansion of the mobile network as well as the fixed network, the latter being a result of the Plan on the Early Attainment of Targets ("PAM").

Third party service costs refer primarily to technical network services, such as installation of terminals and maintenance of lines and infrastructure equipment and to technical and administrative services. Sales expenses and Administrative services consist mainly of data processing services, consulting, legal advisors and expenses on public services.

Advertising expenses refer principally to the promotion of the Telemar brand name, showing its long-distance selection code, fidelity programs to clients, among others.

Rentals and insurance costs include amounts being paid to energy companies for the rentals of electrical posts, rights of way, as well as for the rentals of dedicated lines (EILD) from Embratel.

At the Extraordinary General Meeting of November 30, 1999, the stockholders of TNL approved an agreement referring to the rendering of managerial and administrative services between the subsidiary companies and Telemar Participações S.A., the majority stockholder of TNL, to collect management fees, as established in the Concession Agreements. This agreement is effective until 2003, with a possible extension, and the remuneration is based on a percentage of the consolidated net revenues of the subsidiaries (currently TMAR), determined in accordance with Brazilian Corporate Law, being: 1% in the period from August 1998 to December 31, 2000; 0.5% in 2001 and 2002; and 0.2% in 2003.

Tele Norte Leste Participações S.A. and Subsidiaries

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

6 Other operating income (expenses), net

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Amortization of goodwill (CVM No. 349/01)	(492,958)	(492,958)	(492,958)	(492,958)
Amortization of provision for goodwill reduction (CVM No. 349/01)	325,352	325,352	325,352	325,352
Amortization of negative goodwill	175,424	37,591	175,424	37,591
Other operating income (expenses):				
Research and development			(34,411)	(47,418)
Taxes	(535)	(260)	(181,302)	(25,711)
Technical and administrative services	6,182	3,001	53,566	34,734
Fines on late-payment			102,057	75,323
Recovered expenses	2,998	298	74,498	82,287
Provisions for contingencies	(44,959)		(474,971)	(94,105)
Reversal of contingencies			59,320	149,177
Rental of infrastructure			56,073	65,060
Write-offs of accounts receivable			(147,441)	
Other, net	(10,414)	(10,238)	(4,589)	(3,866)
Total	(38,910)	(137,214)	(489,382)	105,466

Prior to the spin-off of TELEBRÁS, the companies of the TELEBRÁS System contributed to the Centro de Pesquisa e Desenvolvimento - "CPqD" (Research and Development Center). In connection with an agreement signed in May 1998, the Company had the obligation to contribute to the center for a three-year period ended May 2001.   Research and development contributions are recorded as year-end expenses when paid.

"FUST" - Fundo de Universalização de Serviços de Telecomunicações (Fund for Universal Telecommunications Services) was approved on August 17, 2000 in order to provide funds to cover the necessary costs to comply with the obligations established in the Plano Geral de Metas de Universalização (General Plan on Universal Service).   The Fund's revenues include the monthly contribution, as from January 2001, of 1% of the

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

gross operating revenue of all telecommunications services, net of ICMS, PIS and COFINS (taxes on sales and revenues).   This contribution is being paid monthly, since January 2001, by all telecommunication service providers.   During the year ended December 31, 2001, the subsidiaries recorded expenses referring to the FUST in the total amount of R$ 81,537, under "Other operating expenses - taxes".

In October 2000, the Brazilian Senate passed a Bill establishing the FUNTTEL - Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras (Fund for the Technical Development of Brazilian Telecommunications).   The main objective of the Fund is to encourage the research and development of new technologies, and started on March 28, 2001, with funds arising from 0.5% of the net operating revenues of telecommunications service providers.   In the year ended December 31, 2001, the amount of R$ 31,965 was recorded under "Other operating expenses - taxes", referring to the expenses with FUNTTEL.

Recovered expenses refer to fines and arrears interest arising from the late delivery of services and the recovery of several expenses.

After the privatization, cellular operators continued to use the radio base stations (ERB) located in the buildings of the fixed-line subsidiaries.   The Company charges a rental fee for the use of these facilities, called rental of infrastructure, which is recorded under "Other operating revenues and expenses - Rental-infrastructure".

The increase in the result of the amortization of negative goodwill is described in Note 13(a).

Write-offs of accounts receivable refer to the adjustments recorded in connection with the corporate restructuring, described in Notes 1(b) and 2(b).

7   Financial result

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Financial income				
Interest and other financial expenses	292,609	150,996	459,986	262,984
Interest on capital	517,575	477,109		
Reversal of interest on capital	(517,575)	(477,109)		
Positive monetary/exchange variations	455,232	15,176	380,805	18,458
	747,841	166,172	840,791	281,442

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Financial expenses				
Interest and other				
financial expenses	(599,272)	(51,334)	(969,890)	(228,095)
Negative monetary/exchange				
variations	(107,730)	(34,059)	(196,406)	(92,815)
	(707,002)	(85,393)	(1,166,296)	(320,910)
Net financial result	40,839	80,779	(325,505)	(39,468)

Considering the tax benefit introduced by Law No. 9249/95 and the need for TNL to generate taxable income, the subsidiary TMAR recorded interest on capital in the year. In conformity with tax regulations, this interest was recorded as financial income at the parent company, but for reporting purposes it was reversed to decrease it from the investments, as it represents profit distribution.

Financial income basically represents interest on financial investments. Income from monetary/exchange variations arise mainly from the restatement of loans to subsidiaries. The consolidated income includes interest on the late-payment of accounts receivable.

Financial expenses consist primarily of interest on loans obtained from third parties and bank charges. Negative monetary/exchange variations mainly represent variations over loans and financing obtained from third parties, reduced/increased by the results of derivative operations intended to protect the Company from foreign currency exchange risk (see Note 22). Swap operations are recognized in the year-end result on the accrual method, thus reducing or increasing the financial expenses for the year. Option and forward operations are recognized, while losses, on the accrual basis; in the event of gains, these are conservatively recognized only upon contract maturity. Income and expenses arising from option premiums are appropriated to year end results during the contracts' periods.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

8   Non-operating income (expenses), net

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Results of disposals of permanent assets	(6,477)		(29,896)	529
Equity accounting adjustments and capital gain	32,695	14,881	26,344	14,881
Other non-operating income, net		60	1,432	505
Total	26,218	14,941	(2,120)	15,915

Due to the merger process of the other subsidiaries by TMAR, TNL's percentage investment in TMAR decreased from 86.20% to 79.56%. However, in order to stimulate and determine the exchange ratio of the shares of the other subsidiaries for those of Telemar - RJ, a 12% premium was established over the economic values of the other subsidiaries' shares. The capital gain recorded as a result of the merger operation totaled R$ 50,669.

Results of disposals of permanent assets consists mainly of the write-off of equipments in connection with the modernization of the network, net of earnings obtained from the sale of these equipments.

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

9   Income tax and social contribution

The reconciliation of income tax and social contribution calculated based on nominal rates and the taxes recorded in the income statement is as follows:

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Net income before income taxes and minority interests, and after employees' profit sharing	141,490	726,229	175,384	1,141,261
Income tax and social contribution at nominal rates (34%)	(48,107)	(246,918)	(59,631)	(388,029)
Adjustments to derive the effective rate:				
Tax effect of the provision for goodwill reduction	110,619	110,619	110,619	110,619
Permanent elimination of the amortization - of negative goodwill	43,856	9,398	43,856	9,398
Tax effect of interest on capital	(175,976)	(162,217)	49,747	56,448
Offset of tax on net income (ILL)				18,921
Change in the social contribution rate		(2,584)		
Permanent elimination of equity accounting adjustments	70,001	284,548	14,968	5,060
Tax effects on permanent losses			(50,130)	
Reversal of tax losses carryforward of subsidiaries merged into TMAR (Note 1(b))			(61,467)	
Other	(1,505)	2,237	(26,283)	12,945
Income tax and social contribution benefit (expense)	(1,112)	(4,917)	21,679	(174,638)
Income tax and social contribution effective rate	0.79%	0.68%	(12.36%)	15.30%

32

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

Tax effects on permanent losses refer basically to adjustments made to "Other operating income (expenses), net" demonstrated in Note 2 (b).

In October and November 2000, Telemar-MG offset the payment of tax on net income - ILL against the Federal income tax - IRPJ due within that year in the amount of R$ 18,921, after the Brazilian Supreme Court - STF considered the collection of ILL on undistributed income unconstitutional for public companies.

Income tax and social contribution provisions/credits are as follows:

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Current				
Social contribution of the year	(20,707)	(5,586)	(73,511)	(69,680)
Income tax of the year	(13,626)	(6,123)	(153,164)	(168,563)
	(34,333)	(11,709)	(226,675)	(238,243)
Deferred				
Income tax on temporary additions	23,994	4,806	239,701	37,621
Social contribution on temporary additions	9,227	1,986	87,466	13,603
Income tax on tax losses			(57,840)	9,006
Social contribution on negative bases (same as tax losses)			(20,973)	3,375
	33,221	6,792	248,354	63,605
Total	(1,112)	(4,917)	21,679	(174,638)

According to current legislation, tax loss carryforwards may be offset against future taxable income up to an annual limit of 30% on this income. However, TMAR holds an injunction authorizing the offsetting of 100% of its accumulated tax loss carryforwards, and maintains a provision for contingencies relating to charges arising from possible questionings.   Tax credits arising from temporary differences are being taxed in accordance with the alteration in the balances that generated their constitution.   As indicated in the budgets prepared by management, the generation of taxable income over the next three years will be sufficient to absorb these credits.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

10   Cash and banks

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Cash	6	20	459	284
Bank accounts	17	38,479	43,198	189,058
Financial investments				
Bank Deposit Certificates	872,517	70,499	906,593	152,090
Investment funds	219,298	1,048,657	219,298	1,751,138
Debentures	64,895		64,895	
Total	1,156,733	1,157,655	1,234,443	2,092,570

Financial investments in Certificados de Depósitos Bancários - "CDB" (Bank Deposit
Certificates) are indexed at Certificados de Depósitos Interbancários - "CDI" (Interbank
Deposit Certificates) rates, with immediate liquidity and an average yield of 16.05% p.a.
(17.11% in 2000).   Investment funds have immediate liquidity and an average yield of
100.5% of CDI, being collateralized by government securities - Financial Treasury Bills -
"LFTs", negotiated by Banco do Brasil S.A.

Debentures refer to Itaú Leasing securities negotiated by Banco Itaú, with a yield of
100% of CDI.

11   Accounts receivable - services

	Consolidated	
	2001	**2000**
Services billed	2,029,745	1,882,343
Services not yet billed	451,056	766,252
Provision for doubtful accounts	(334,957)	(146,116)
Total	2,145,844	2,502,479

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

The provision for doubtful accounts is recorded for probable losses on accounts
receivable, based on the criteria described in Note 3 (c).   As a more conservative policy
was adopted after the corporate restructuring (Note 2 (b)), overdue accounts from
government bodies, corporate clients and other telecommunications service providers
were included in the calculation base of the provision, as well as agreements with default
clients to settle their debts in installments.

The aging-list of accounts receivable is as follows:

			Consolidated	
	2001	**%**	**2000**	**%**
Not yet due	1,311,943	52.9	1,451,280	54.8
Overdue up to 30 days	544,003	21.9	647,295	24.4
Overdue from 31 to 60 days	174,967	7.1	155,518	5.9
Overdue from 61 to 90 days	110,409	4.5	105,653	4.0
Overdue more than 90 days	339,479	13.6	288,849	10.9
Total	2,480,801	100	2,648,595	100

Overdue accounts are subject to a 2% fine on the total debt and late-payment interest of
1% per month, which are recorded when the subsequent bill is issued after the payment
of the overdue bill.

12   Deferred and recoverable taxes

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Tax credit on merger goodwill	488,849	656,455	488,849	656,455
Deferred income tax and				
social contribution	59,422	75,260	935,328	742,488
Income tax recoverable	143,457	4	191,839	184,126
Social contribution recoverable	7,840		36,963	78,637
ICMS (value-added tax) and				
other taxes recoverable	5,542	4,644	1,053,524	301,256
Withholding income tax	136,979	117,976	147,765	134,166
Total	842,089	854,339	2,854,268	2,097,128
Current	462,526	365,490	1,293,095	1,143,764
Long-term	379,563	488,849	1,561,173	953,364

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

Under the terms of CVM Deliberation No. 273/98, TNL and TMAR record deferred tax credits arising from temporary differences and tax loss carryforwards. These credits are shown under current assets and long-term receivables, according to the expectation of their realization.

On November 29, 1999, Telemar Participações S.A., majority stockholder of TNL, subscribed and paid-up the share capital of 140 Participações S.A. with the investment and goodwill that it held in TNL. This operation resulted in the constitution of income tax and social contribution credits as a counter-entry of the special premium reserve (see Note 2 (c)).

13   Investments

(a)   Composition

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Investments in subsidiary and associated companies accounted for by the equity method	8,892,957	8,947,161	31,386	
Negative goodwill in subsidiary (Telemar - RJ)		(175,424)		
Goodwill in associated company (Pégasus)	61,969		61,969	
Investments in affiliated companies, at cost	7,554	7,334	37,981	7,334
Fiscal incentives	80	220	28,604	34,282
Other investments			248	248
Total	8,962,560	8,779,291	160,188	41,864

At an Extraordinary General Meeting of Telecomunicações do Rio de Janeiro S.A. (currently TMAR), held on April 12, 1999, approval was given to the settlement of amounts due by the subsidiary to TNL, with the issue of 37,766,387,915 ordinary nominative shares, with no par value, equivalent to the present debt value of R$ 1,681 thousand owed to the Company. The capital increase of the subsidiary company generated a negative goodwill of R$ 238,075, attributed to the expectations of future results of the subsidiary. The negative goodwill balance at December 31, 2000 was fully amortized in the year ended December 31, 2001, as a result of the merger of the subsidiaries into Telemar-RJ.

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

(b) **Investments in subsidiaries accounted for by the equity method**

At December 31, 2001

Subsidiary companies	Share capital	Stockholders equity (net deficit)	Net income (loss) for the year	In thousands Ordinary Shares	Preferred shares	Participation - % Total capital	Voting capital	Equity accounting	Interest on capital and dividends	Value of the investments
Subsidiaries merged into TMAR (*)								185,159		
TMAR	7,088,098	10,732,655	49,242	104,227,873	90,962,567	79.56	97.24	113,715	544,090	8,675,475
TNL Net	24,001	15,521	(9,644)	24,000		100	100	(9,644)		15,521
TNL Trading	801	502	(299)	801		100	100	(299)		502
TNext	40,681	9,972	(30,709)	40,681		100	100	(30,709)		9,972
HiCorp	5,000	(1,256)	(6,257)	5,000		100	100	(6,257)		
TNL PCS	120,001	120,001		120,001		100	100			120,001
TNL.Acesso (**)	1	(44,352)	(44,352)			100	100	(44,352)		
Contax	34,050	40,099	6,175	1		100	100	6,157		40,099
TNL PCS Participações	1	1		1		100	100			1
Associated company										
Pégasus	205,268	134,933	(33,899)			23.26		(7,885)		31,386
Total								205,885	544,090	8,892,957
Goodwill in Pégasus										61,969
Net investment										8,954,926
Other investments										7,634
Total investments										8,962,560

(*) Refers to the equity accounting adjustments of the first quarter of subsidiaries merged into TMAR, as mentioned in Note 1 (b). The accounting base-date of the merger is March 31, 2001, and the results recorded thereafter are included in the results of TMAR. For the purpose of comparison with the prior year, the results of the merged subsidiaries were considered as part of TMAR results as from the second quarter of 2000.

(**) On October 1, 2001, this subsidiary signed a service agreement which will permit the equalization of its cash flow and obtain profitability. The amount corresponding to TNL's participation, including the value of the net deficit of HiCorp is recorded as "Other accounts payable".

Equity accounting adjustments arising from gains and losses due to the changes in holding percentage in the share capital of investees is recorded as "Non-operating income (expenses), net" (see Note 8).

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2000 and 1999
In thousands of reais

At December 31, 2000

	(*) Market value lot of 1,000 preferred shares	Share capital	Stockholders' equity (net deficit)	Net income (loss) for the year	In thousands: Ordinary Shares	In thousands: Preferred shares	Participation - %: Total capital	Participation - %: Voting capital	Equity accounting	Interest on capital and dividends	Value of the investments
Telemar-AL	8.51	150,943	134,495	17,974	2,417,382	2,338,288	69.99	97.39	12,559		94,128
Telemar-AM	100.00	126,227	130,491	10,418	257,560	331,595	75.18	84.13	7,714	5,262	98,100
Telemar-AP	26.00	29,607	57,765	9,457	305,500	519,742	81.08	92.21	6,350	3,969	46,836
Telemar-BA	111.05	850,475	1,327,715	124,278	3,349,346	5,045,818	81.61	95.79	101,271	61,435	1,083,500
Telemar-CE	250.00	212,662	708,212	116,969	602,115	1,025,809	78.00	85.28	92,500	54,097	552,260
Telemar-ES	155.09	135,461	457,942	84,976	702,119	1,034,775	83.02	93.26	75,490	36,689	380,201
Telemar-MA	61.17	222,421	333,578	32,606	900,347	1,225,560	63.59	82.80	20,765	19,712	212,114
Telemar-MG	82.64	752,039	2,246,995	504,478	7,947,889	11,800,781	79.49	89.18	401,781	165,483	1,786,108
Telemar-PA	129.04	189,496	551,989	70,725	742,909	653,351	55.13	96.58	42,722	31,288	304,289
Telemar-PB	116.16	120,589	254,252	33,092	399,678	571,403	64.38	92.80	21,383	17,132	163,694
Telemar-PE	67.00	337,280	687,163	15,674	3,057,180	2,708,991	75.90	95.06	16,175	36,944	521,551
Telemar-PI	58.68	125,964	220,751	36,374	715,561	1,037,781	73.40	97.88	26,736	16,130	162,037
Telemar-RJ	55.85	3,816,112	3,759,767	(23,126)	47,757,476	11,245,765	86.20	95.79	(17,629)		3,241,056
Telemar-RN	126.06	97,989	244,533	24,434	315,859	503,850	68.89	88.54	17,139	18,050	168,466
Telemar-RR	28.70	25,948	37,680	5,835	172,046	280,001	59.72	72.59	2,188	2,256	22,502
Telemar-SE	69.54	76,884	136,509	14,022	256,998	484,913	61.87	80.70	8,707	8,662	84,460
Sub Total (**)		7,270,097	11,289,837	1,078,186	69,899,965	40,808,423			835,851	477,109	8,921,302
TNL Net		24,001	25,165	1,165	24,000			100	1,164		25,165
TNL Trading		801	801		801			100			801
TNext		1	1		1			100			1
Contax		1	(108)	(108)	1			100	(108)		(108)
Total									836,907	477,109	8,947,161
Negative goodwill in TMAR (***)											(175,424)
Investment, net											8,771,737
Other investments											7,554
Total investments											8,779,291

(*) The market value of the shares was determined on the last trading date of the year.
(**) Equivalent to inves tment held in TMAR.
(***) Reversed in the last quarter of 2001 (see item (a)).

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

At an Extraordinary General Meeting of Contax on February 10, 2001, a capital increase of R$ 4,050 was approved, without altering the number of issued shares.   This increase results from the capitalization of the "AFAC" - Advance for future capital increase granted by TNL on December 26, 2000.   At an Extraordinary General Meeting of Contax on December 20, 2001, an additional capital increase was approved through the conversion of the debt balance of an intercompany loan, in the amount of R$ 30,000, without issuing shares.

At an Extraordinary General Meeting held by HiCorp Comunicações Corporativas S.A. on February 19, 2001, a capital increase of R$ 4,999 was approved, with the issue of 4,999 thousand ordinary shares, fully paid-up by TNL upon subscription.

At an Extraordinary General Meeting held by TNext on October 9, 2000, a capital increase of R$ 10,500 was approved and paid-up at January 31, 2001.   At an Extraordinary General Meeting held on June 29, 2001, an additional capital increase was approved subscribed by TNL with property, plant and equipment totaling R$ 30,181, through the issue of 30,181 thousand ordinary shares.

At an Extraordinary General Meeting of TNL PCS S.A. held on December 21, 2001, the capital was authorized and increased transferring the debt balance of an intercompany loan in the amount of R$ 120,000, with the issue of 120,000 thousand ordinary shares.

On January 19, 2001, TNL participated in the capital increase of Pégasus Telecom S.A. and paid-up R$ 93,200, by capitalizing an AFAC of R$ 25,000 and the remaining in cash.   This investment resulted in the acquisition of 7,330,354 preferred shares, corresponding to an increase in its percentage holding from 9.33% to 23.26%.   Goodwill in the amount of R$ 61,969 was calculated and recorded considering financial viability studies carried-out by third parties and the expected future profitability.

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

14   Property, plant and equipment

| | | | **Parent company** | | |
| | | | **2001** | **2000** | **Annual depre-ciation** |
	Cost	**Accumulated depreciation**	**Net**	**Net**	**rate (%)**
Buildings and underground ducts	22,811	(16,317)	6,494	7,189	4 to 10
Switching equipment	1,708	(1,696)	12	28	20
Transmission and other equipment	812	(492)	320	349	10
Other assets	44,792	(13,048)	31,744	42,368	5 to 20
Construction work-in-progress	70,059		70,059	43,443	
Total	140,182	(31,553)	108,629	93,377	

| | | | **Consolidated** | | |
| | | | **2001** | **2000** | **Annual depre-ciation** |
	Cost	**Accumulated depreciation**	**Net**	**Net**	**rate (%)**
Buildings and underground ducts	3,859,070	(1,968,814)	1,890,256	1,760,448	4 to 10
Switching equipment	11,235,649	(7,295,808)	3,939,841	2,392,190	20
Transmission and other equipment	15,616,075	(9,880,416)	5,735,659	4,373,228	10
Other assets	6,750,953	(1,969,813)	4,781,140	1,718,024	5 to 20
Construction work-in-progress	2,880,507		2,880,507	1,955,610	
Total	40,342,254	(21,114,851)	19,227,403	12,199,500	

(a)   Capitalized financial expenses

In compliance with CVM Deliberation No. 193, of June 11, 1996, the subsidiaries capitalized in 2001 the amount of R$ 504,836 (2000 - R$ 173,376) of interest expenses relating to the financing of construction work-in-progress.   Capitalized interest is later depreciated in proportion to the depreciation of the assets to which it refers.

(b)   Concession Agreement

Pursuant to clause 21.1 of the Concession Agreement, all the Company's property, plant and equipment which are essential to provide the services described thereunder are considered reversible assets and comprise the concession's assets.   Upon expiration of the Concession Agreement these assets will automatically revert to ANATEL.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

At December 31, 2001, the balance of reversible assets amounts to R$ 16,401,646, and these comprise assets and installations in progress, switching and transmission equipment, public telephones, energy and air-conditioning equipment, infrastructure and systems and operation equipment.

(c)   Other comments

Management reviews its potential for profit generation on a regular basis, especially buildings and equipments to be maintained and used in the activities to determine and assess possible impairment.   The impairment of assets or group of assets is recorded if and when necessary.   No impairment losses were identified in 2001 and 2000.

15   Deferred Charges

These amounts refer to expenses incurred during the pre-operating period of new subsidiaries - TNL PCS S.A., TNext, HiCorp, Contax and TNL.Acesso, and will be amortized based on economic studies carried-out by third parties (average period of 5 years).   Deferred charges are composed as follows:

	Consolidated
	2001
Third party services	100,233
Rental and financial expenses	409,417
Personnel	26,287
Materials	1,254
Financial income	(57,969)
Total	479,222

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

16   Loans and financing

	Guarantees	Financial charges	Parent company		Consolidated	
			2001	**2000**	**2001**	**2000**
(a) Local currency						
Banco de Desenvolvimento de Minas Gerais S.A.	Receivables	TJLP + 4.2% p.a			20,501	25,372
Banco Nacional de Desenvolvimento Econômico e Social - BNDES "Bridge Loan"	Endorsement by TNL and receivables	TJLP + 6.48% p.a				400,000
Banco Nacional de Desenvolvimento Econômico e Social - BNDES "Credit line" (i)	Endorsement by TNL and receivables	TJLP + 3.85% p.a			2,173,697	1,001,350
Subsidiary companies		102% of CDI, or Internal Return Rate - "TIR"	830	1,798		
Financial charges			43		44,198	75,213
Total in local currency			873	1,798	2,238,396	1,501,935

42

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

	Guarantees	Currency	Financial charges	Parent company 2001	Parent company 2000	Consolidated 2001	Consolidated 2000
(b) **Foreign currency**							
Financial institutions							
Banco Nacional de Desenvolvimento Econômico e Social - BNDES "Credit line" (i)	Endorsement by TNL and receivables		UMBND (*) + 3.85%p.a.			695,953	
ABN AMRO Bank N.V.	None	US$	Libor + 5%p.a.	262,586	58,662	262,586	58,662
ABN AMRO Bank N.V. (ii)	Endorsement by TNL	US$	Libor + 5.5%p.a.			1,153,239	
Banco Itaú S.A.	Promissory note	US$	Libor + 2.75% to 3.125%p.a.	233,827	46,662	233,827	46,662
BBA Creditanstalt S.A.	None	US$	Libor + 4.2%p.a.	185,632	195,540	185,632	195,540
BankBoston N.A.	None	US$	Libor + 4.8%p.a.	139,224		139,224	
BankBoston N.A.	Endorsement by TNL	US$	Libor + 4.25%p.a.			91,934	76,182
Banco Santander do Brasil S.A.	None	US$	Libor + 3.0%p.a.	81,214		81,214	
EDC-Export Development Corporation	None	US$	Libor + 1.5% to 3%p.a.	196,715	40,301	196,715	40,301

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

	Guarantees	Currency	Financial charges	Parent company		Consolidated	
				2001	2000	2001	2000
FUJI BANK, LIMITED	None	US$	Libor + 3.1% p.a.	210,945	195,540	210,945	195,540
KFW-Kreditanstalt Fur Wiederaufbau	None	US$	10.39% to 11.87% p.a.	398,335	181,689	398,335	181,689
Japan Bank for International Cooperation - JBIC	None	Yen	1.65% p.a.	661,776		661,776	
Unibanco - União de Bancos Brasileiros S.A.	Promissory note endorsed by TNL	US$	10.85% p.a.			35,545	59,907
Unibanco - União de Bancos Brasileiros S.A.	Promissory note endorsed by TNL	US$	12.01% p.a.			116,020	97,770
Banco Bilbao Vizcaya Argentaria S.A.	Guaranteed by TNL	US$	6.84% p.a.			25,759	28,129
Sumitomo Corporation do Brasil S.A.	Promissory note endorsed by TNL	US$	Libor + 3% p.a.			28,998	24,437
Suppliers (iii)							
Bosch Telecom Ltda.	Promissory note endorsed by TNL	US$	Libor + 2.5% to 3.3% p.a.			106,675	103,369
SIEMENS Ltda.	Promissory note endorsed by TNL	US$	Libor + 5.4375% p.a.			16,776	59,196

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

	Guarantees	Currency	Financial charges	Parent company		Consolidated	
				2001	**2000**	**2001**	**2000**
SIEMENS Ltda.	Promissory note endorsed by TNL	US$	Libor + 5%p.a.			69,617	74,373
Other suppliers	Promissory note endorsed by TMAR or TNL	US$	Libor + 1.125% to 12%p.a.			12,521	36,319
Financial charges				44,254	15,699	82,830	21,395
			Total in foreign currency	2,414,508	734,093	4,806,121	1,299,471
(c) **Other (swap operations)**				262,255	11,668	575,365	29,265
			Total loans and financing	2,677,636	747,559	7,619,882	2,830,671
			Current	492,798	130,869	1,370,561	785,852
			Long-term	2,184,838	616,690	6,249,321	2,044,819

(i) Refers to the use of funds provided by special credit lines in the acquisition of infrastructure equipments, electronic equipments, network management software and others, as well as in the payment of the related installation and assembling services, under the terms of the "Telecommunications Investment Support Program".

(ii) In August 2001, the subsidiary TNL PCS S.A. obtained loans from ABN AMRO Bank to finance investments in the network and to settle an intercompany loan with TNL, used in the payment of the first installment of the concession.

(iii) Loans from suppliers refer to contracts for the supply and installation of equipment in order to comply with the network expansion project ("PAM").

(*) Mix of currencies published by BNDES on a daily basis.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

The maturities for the long-term debt are as follows:

	Parent company		**Consolidated**	
	2001	**2000**	**2001**	**2000**
2002		139,996		559,502
2003	395,298	139,733	1,081,466	402,725
2004	480,578	139,733	1,466,309	348,393
2005	520,393	118,494	1,470,025	317,077
2006	349,331	55,270	1,271,830	226,503
2007 and thereafter	439,238	23,464	959,691	190,619
Total	2,184,838	616,690	6,249,321	2,044,819

17   Payable and deferred taxes

	Parent company		**Consolidated**	
	2001	**2000**	**2001**	**2000**
ICMS (value-added tax)	57	30	380,527	278,878
COFINS and PIS (other indirect taxes on revenues)	27	12	35,152	31,108
Social contribution payable	20,707	5,611	21,770	53,849
Income tax payable	13,884	6,339	29,168	173,553
Deferred income tax and social contribution			35,999	46,523
Others	46	17	22,394	6,927
Total	34,721	12,009	525,010	590,838
Current	34,721	12,009	523,530	547,697
Long-term			1,480	43,141

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

18   Provisions for contingencies

		Parent company		Consolidated	
		2001	**2000**	**2001**	**2000**
	Labor				
(i)	Unsafe work conditions premium			106,418	70,218
(ii)	Inflation indexation adjustments			15,343	24,013
(iii)	Equalization of salary scales			35,579	24,281
(iv)	Salary differences/indemnities/productivity			34,616	29,358
	Claims individually less than R$ 1,000	112		80,246	79,138
		112		272,202	227,008
	Tax				
(i)	FINSOCIAL			72,659	48,523
(ii)	Increase in COFINS rate and broadening of the calculation basis for PIS and COFINS	84,257	27,042	357,301	148,879
(iii)	ISS (service tax) on services which are not subject to ICMS (value-added tax)			34,558	25,260
(iv)	ICMS on activation/installation fees			139,407	62,200
(v)	INSS			114,205	33,880
(vi)	CPMF			44,599	21,957
(vii)	ILL			39,139	39,000
	Other claims	10		199,699	154,739
		84,267	27,042	1,001,567	534,438
	Civil				
(i)	Preferred shares	87,149	50,320	87,149	50,320
(ii)	Embratel VC2/VC3			62,201	
(iii)	Other claims			68,319	69,928
		87,149	50,320	217,669	120,248
	Total	171,528	77,362	1,491,438	881,694

Labor

(i)   **Unsafe work conditions premium** - This provision reflects the amount payable under
        trade union agreements for employees working within an environment considered to be
        unsafe, principally close to high-tension electric installations.   Increases refer to new
        claims and monetary restatement of contingent liabilities.

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

(ii)   **Inflation indexation adjustments** - Provision referring to labor claims discussing the inflation indexation adopted for the adjustment of salaries under certain government economic stabilization programs in prior years ("Collor Plan" and "Bresser Plan").   In 1998, the Tribunal Superior do Trabalho (Supreme Labor Court) ruled an unfavorable decision to the subsidiaries, especially in relation to procedural errors during the appeal.   Management believes that the provision is sufficient to cover lawsuits brought by the employees and sponsored by trade unions.   In 2001, the Pará subsidiary reversed the provision relating to Plano Collor, as a result of favorable decisions.

(iii)   **Equalization of salary scales** - Provision to reflect the probable loss arising from claims to equalize salary scales among certain classes of employees.   The high number of rescissions, especially in Rio de Janeiro, partly contributed to an increase in the recorded provision.

(iv)   **Salary differences/indemnities/productivity** - Claims, substantially for Rio de Janeiro and Pernambuco, referring to grouped claims with loss expectations considered as probable, in view of unfavorable decisions in the lower courts as well as the increase in rescissions referred to above.

Tax

(i)   **FINSOCIAL** - In 1995, the Brazilian Supreme Court ruled that certain increases in the tax rate of the FINSOCIAL (a predecessor tax to COFINS) were unconstitutional.   As a result, the subsidiary companies (currently TMAR) credited R$ 33,118 to "Other operating income, net" in 1995.   In 1997, the Brazilian Supreme Court narrowed its prior decision, leading the tax authorities to refuse similar credits recognized by other telecommunications companies.   In addition to FINSOCIAL, a similar contingency in relation to PASEP also exists. Management reevaluated these issues in 1998 after various FINSOCIAL assessments, and, based on the Supreme Court decision, the Company decided to record a provision.   The increase in relation to the prior year refers to the monetary restatement of existing provisions.

(ii)   **PIS/COFINS** - Law No. 9718/98 - Based on the opinion of its legal advisors, the Company maintain a provision to cover the discussions of the rate increase of COFINS and broadening of the calculation basis for PIS and COFINS, despite of having obtained preliminary orders which authorize that these taxes be offset.   A significant part of this provision refers to TNL as well as to TMAR in the states of Rio de Janeiro and Minas Gerais.   It should be mentioned that TMAR suffered unfavorable decisions in some states where it operates, basically in: (i) Minas Gerais, where the amount due plus arrears interest was judicially deposited; (ii) Roraima, where it was negotiated an appeal on June 26, 2001; and (iii) Pará,

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

where an appeal was denied on June 26, 2001. Additionally, it should be mentioned that there are recent unfavorable opinions to taxpayers at some Regional Federal Courts. Increases result from monthly provisions recorded based on invoicing and from the monetary restatement of existing provisions.

(iii) **ISS** - TMAR maintains provisions for the Service Tax (ISS), due to tax assessments suffered as from 1998, questioning the incidence of this tax on several telecommunications services, such as equipment rental, value-added services and other technical and administrative services. The provision reflects the assessed services which are considered as probable losses by the legal consultants. Assessments referring to the incidence of ISS on services relating to outsourcing of personnel, telephone line rental, wake-up call services, and others, in the amount of R$ 310,774 have not been provided for since these contingencies are considered possible or remote as some activities are not within the scope of the ISS and are taxable by the ICMS. The provisions are monetarily restated.

(iv) **ICMS** - On June 19, 1998, the States Secretaries of Treasure approved the Convênio 69 (an agreement to interpret existing tax law) to broaden the incidence of ICMS to other services, including activation fee. Pursuant to this interpretation, the ICMS tax may be applied retroactively to such telecommunications services rendered during the last five years. Management believes that the extended incidence of ICMS tax on supplementary services to the basic telecommunications services is unlawful because: (i) the State Secretaries acted beyond the scope of their authority; (ii) their interpretation considers certain services which are not telecommunications services; and (iii) new taxes cannot be applied retroactively.

From 1999 to June 2001, the fixed-line subsidiaries (currently TMAR) have been assessed in relation to the ICMS incident on supplementary services, including activation and installation fees, totaling approximately R$ 257,259 (R$ 37,837 in Minas Gerais, R$ 10,380 in Amazonas, R$ 68,917 in Bahia, R$ 53,049 in Alagoas, R$ 30,445 in Espírito Santo and R$ 56,631 in the remaining states). These assessments consider the ICMS due on several telecommunications services for periods prior to and following June 1998. Based on the opinion of its legal consultants, the Company considers the probability of loss for notifications related to periods prior to June 1998 as "remote" and for those after June 1998 as "possible/probable", recording a provision of R$ 19,357 (R$ 5,309 in Bahia, R$ 4,084 in Piauí, R$ 3,826 in Ceará, R$ 1,872 in Minas Gerais and R$ 4,266 in the remaining states). These provisions were recorded based on the opinions of the Company's legal consultants, often supported by external advisors, and are monetarily restated. There have been recent unfavorable decisions in the states of Ceará and Espírito Santo, enhancing the risks associated to these claims.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

Additionally, TMAR filed an injunction against the incidence of ICMS on installation and activation services, recording the related provision and the respective monetary restatement on a monthly basis.   At December 31, 2001, the provision totals R$ 120,050.   In Rio de Janeiro, based on the opinion of its legal advisors and the fact that it has obtained an unfavorable decision with regard to a court injunction of the same nature, management decided to consider these revenues in the calculation basis after the introduction of Convênio 69/98.

(v)   **INSS (social security)** - Refers to the tax assessment on the joint responsibility for the payment of this tax by the service providers, in the amount of R$ 68,164, as well as for the contributions on the compensation and suspension of "SAT" - Seguro de Acidente de Trabalho (workers' assistance insurance) in the amount of R$ 46,041 in Rio de Janeiro.   The increase in this provision is due to the analysis of existing tax claims with emphasis to the lack of documentation supporting the compliance with tax obligations by the outsourced suppliers as well as the strength of the unfavorable understanding to the Company with regard to the incidence of INSS on certain benefits charged to payroll.

(vi)   **CPMF -** TMAR obtained an injunction relieving it of the payment of CPMF.   In view of the pro-tax authorities attitude adopted by the Supreme Court, the Company maintains a provision to cover possible losses, monthly recorded based on bank activities.

(vii)   **ILL -** The subsidiaries (currently TMAR) offset ILL - tax on network income paid in previous years, based on the Supreme Court decisions for the unconstitutionality of this tax in cases of other companies.   However, although several cases have been successfully tried at lower and higher courts, where among other issues, adjusted offsetting values are being discussed, the Company maintains a provision due to the fact that the Supreme Court has not reached a final decision of all related matters.

Civil

(i)   **Preferred shares -** In 1990, TELEBRÁS' Board of Directors approved an increase in its share capital by means of a public offer.   During the call for tender, CVM started to investigate the price of the new shares, which were issued with a discount in relation to the book value.   Upon completion of the investigation, CVM informed the Ministério Público Federal (Brazilian public prosecution service) that it did not understand to have been any infringements as the price established for the new shares was compatible with the market price for TELEBRÁS shares.   Nevertheless, the public attorney decided to take the issue to court.   In April 1998, TELEBRÁS was ordered to issue 13,718,350 thousand preferred shares in order to comply with the obligation, but the company appealed against this

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

decision.   The parent company adjusted the liability referring to the 2,516,572 thousand preferred shares transferred to it at the spin-off of TELEBRÁS, and recorded the provision.   The increase in the provision verified during the year refers to the restatement of this liability based on the market price of the shares.

(ii)   **Embratel VC2/VC3 -** On June 6, 2000, ANATEL decided for Embratel's right over the revenues arising from VC2 and VC3 (long-distance) fixed-mobile calls and for TMAR's right over revenues arising from VC1 calls (local), for the period between June 1998, when the Concession Agreements were signed, and July 1999, when the CSP (carrier dialing code) was introduced for long-distance call services.   ANATEL's decision establishes that, following the introduction of the CSP, the corresponding revenue belongs to the service provider selected by the user.   On the Company's opinion, ANATEL misinterpreted the fixed-mobile and switched fixed-line telephone services as being equivalent.   Management understands that the revenues generated by fixed-mobile services, irrespective of the distance called, belong to TMAR, as it is the service provider to the caller who originated the call, in conformity with the regulations established by the Ministry of Telecommunications.   The Company obtained an unfavorable decision from ANATEL with regard to the reconsideration request submitted to the Conselho Diretor (Directors Council) of ANATEL and, therefore, contested the matter judicially, challenging not only Embratel's right to offset amounts, but also the regulation of this type of revenue.   With regard to the first issue, the Company obtained a provisional legal instruction which prevents Embratel from discounting the related amounts; this procedure, however, has a temporary nature and may be revoked or overruled at any time.   As for the regulation matter, the suit is in its initial stage.   The unfavorable decision announced by ANATEL and the temporary nature of the injunction which prevents Embratel from discounting the amounts resulted in the constitution of a provision in 2001.

(iii)   Refer to claims brought by former resellers of pre-paid calling cards requiring indemnity, indemnity for rescission of contracts with subcontractors and indemnity for expansion plans with the issuance of shares.

The Company also has several cases for which losses are considered as "possible" in the opinion of its legal advisors, with no recorded provisions for contingencies.   At December 31, 2001, the main contingencies total approximately R$ 887 million (2000 - R$ 725 million), and include items related to ISS, ICMS on services, rescission of contracts held with former resellers of pre-paid calling cards, rescission of contracts held with subcontractors and other suppliers, indemnity for expansion plans/issue of shares and losses due to failure in the initial long-distance carrier code.

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

The main contingencies classified as possible or remote losses in the opinion of the Company's legal advisors are as follows:

- **ICMS incident on international calls** - In July 1999, the legal dispute in Rio de Janeiro relating to international calls originating in Brazil was estimated in R$ 64,004 (tax assessments). Tax authorities claim that international call services are provided in Brazil, being, therefore, subject to the ICMS. However, this law opposes other legal interpretations which consider international calls as exported services, being therefore exempt from the ICMS. Additionally, there is doubt as to the responsibility for the payment of this tax, if charged, since the Company does not have revenues from this service. Management does not believe that the payment of ICMS on international calls by the subsidiary companies is probable. In February 2000, in Rio de Janeiro, TMAR obtained a favorable decision from the Conselho de Contribuintes (Taxpayers' Council).

- **Federal taxes** - On August 9, 2000, TMAR was assessed by the Brazilian Internal Revenue Service, in the amount of R$ 993,700, in relation to IRPJ, CSL, PIS, COFINS and IRRF taxes for supposed infringements related to taxable events occurring in 1996, prior, therefore, to the privatization. TMAR submitted to the State Federal Revenue Service of Rio de Janeiro, within the period required by the authorities, the documentation supporting the conformity of the accounting records which were unaccepted for tax purposes, as well as proof of the correct payment of the corresponding taxes in the period assessed. In the management and legal consultants' opinions, the notifications of infringement do not proceed and, therefore, no provision for losses which may arise from this matter has been recorded.

- **IDEC - Instituto de Defesa do Consumidor (Consumer's Protection Institute)** - On the first semester of 2001, IDEC filed a Public Civil Lawsuit against TMAR in Rio de Janeiro, questioning the increase in tariffs at a higher percentage than IGP-DI. The Company appealed against the decision and the effects of the injunction granted to IDEC were suspended. Based on the opinion of its legal advisors, grounded on the fact that this increase complies strictly with the terms of the Concession Contract signed by the Company and ANATEL, management did not record a provision for this lawsuit.

19   Debentures

At the Extraordinary General Meeting held on April 30, 2001, the stockholders approved the issuance of 13,000 simple debentures, non-convertible, of R$ 100 each, totaling R$ 1,300,000. The principal amount of these debentures matures in five years and bears interest at the CDI rate plus a 0.7% spread p.a., amortized every semester. Interest in the amount of R$ 17,899, is recorded as "Other accounts payable - current liabilities". The debentures were issued on June 1, 2001, registered in CVM on July 26, 2001 and placed on the market on July 27, 2001.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

20   Stockholders' equity

(a)   Share capital

The authorized share capital is 700 billion shares.   Share capital at December 31, 2001, in the amount of R$ 4,309,204 (2000 - R$ 4,141,599), is represented by 252,166,753 thousand preferred shares (2000 - 249,051,120 thousand) and 126,083,377 thousand ordinary shares (2000 - 124,525,560 thousand), with no par value, of which 8,780,437 thousand were held in treasury (2000 - 3,824,500 thousand).   Equity value per 1,000 shares at December 31, 2001 is R$ 27.13 (1999 - R$ 31.10).

Preferred shares have no voting rights and are assured a minimum non-cumulative preferred dividend as well as priority in capital reimbursement of ordinary shares, if the Company is liquidated.

At a meeting held on May 9, 2001, the Board of Directors approved a capital increase in the amount of R$ 167,605, with the issue of 1,557,817 thousand ordinary shares and 3,115,633 thousand preferred shares at R$ 33.09 per lot of 1,000 ordinary shares and R$ 37.25 per lot of 1,000 preferred shares, based on the average closing prices traded in the Bolsa de Valores de São Paulo - "BOVESPA" (São Paulo stock exchange) in the last floors prior to May 9, 2001.   Current stockholders could exercise their preference rights within 30 days counted from the date of the meeting.

This capital increase corresponds to the partial capitalization of the special premium reserve as established in CVM Instructions Nos. 319 and 320, altered by CVM Instruction No. 349 (Note 2 (c)), and represents an increase of approximately 1.3% of the Company's share capital.   With the issue of these shares, the subscribed share capital is composed as follows:

	Number (lot of 1,000 shares)	%
Ordinary shares	126,083,377	33.3
Preferred shares	252,166,753	66.7
Total	378,250,130	100.0

The Ordinary General Meeting of April 30, 2001 approved the distribution of dividends determined of the year ended December 31, 2000, totaling R$ 248,496.   These dividends had been proposed and recorded in the December 31, 2000 financial statements.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

(b)   Capital reserves

Special premium

This refers to the counter-entry of goodwill recorded upon the merger of 140
Participações S.A., as described in Note 2(c), net of the provision recorded in accordance
with CVM Instruction No. 349, of March 6, 2001.

Fiscal incentives and donations

Donations and subvention of assets received in accordance with the self-financing plan,
as well as fiscal incentives - substantially FINAM and FINOR.

(c)   Revenue reserves

Legal reserve

In accordance with Article 193 of Brazilian Corporate Law, the Company must
appropriate 5% of net income for the year to a legal reserve, up to the limit of 20% of its
total share capital.   This reserve may be used for capital increase or absorption of losses,
but may not be distributed as dividends.

Unrealized profits

Unrealized profits reserve represents the net income not yet realized financially, arising
from the restatement of certain permanent asset accounts and the equity adjustments of
investments accounted for by the equity method.   Realization of this reserve is credited
to retained earnings when the permanent assets from which it originated are depreciated
or disposed and when dividends are received.

(d)   Retained earnings

The balance of retained earnings will be used for dividends distribution and to sponsor
future investments, in accordance with the investment plan of the Company and its
subsidiaries.

(e)   Dividends

According to its bylaws, the Company must distribute a minimum dividend of 25% of
the adjusted net income each year, in accordance with article 202 of Brazilian Corporate
Law.   Preferred shares have priority in dividend distribution and are assured a minimum
non-cumulative dividend of 6% per year, in proportion to share capital participation.
The remaining dividends in excess of the minimum preferred dividends is allocated to
holders of ordinary shares, up to the equivalent of the preferred shares, and the remaining
dividends will be equally distributed among holders of ordinary and preferred shares.

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

For Brazilian Corporate Law purposes, and according to the Company's bylaws, the adjusted net income corresponds to the net income for the year, adjusted to reflect allocations from/to (i) legal reserve, (ii) reserve for contingencies, and (iii) unrealized profits reserve.

Minimum compulsory dividends were calculated as follows:

	2001	2000
Net income for the year	140,378	721,312
Realization of unrealized profits reserve		134,070
Appropriation to legal reserve	(7,019)	(19,798)
Adjusted net income	133,359	835,584
Minimum compulsory dividends - 25%	33,340	208,896
Number of ordinary shares in circulation (lots of 1,000)	121,927,277	121,820,460
Number of preferred shares in circulation (lots of 1,000)	247,542,416	247,931,720

		Shares
	Ordinary	Preferred
Share capital		4,309,204
Proportion of shares		66.67%
Proportion of capital		2,872,803
Percentage of dividends		6%
Minimum statutory dividends		172,368
Dividends proposed in 2001	99,000	201,000
Dividends per lots of one thousand shares - (In Reais)	0.81	0.81
Dividends proposed in 2000	82,832	165,664
Dividends per lots of one thousand shares - (In Reais)	0.67	0.67

Management is proposing the payment of dividends exceeding in R$ 166,641 the adjusted net income through the use of retained earnings.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

(f)   Treasury stock

The Company holds in treasury 4,624,337 thousand (2000 - 1,119,400 thousand)
preferred shares and 4,156,100 thousand (2,705,100 thousand) ordinary shares, of its own
issue, recorded at purchase value.

During the year ended December 31, 2001, R$ 169,492 were spent on the acquisition of
4,955,937 thousand shares, 3,504,937 thousand of which are preferred shares and
1,451,000 thousand are ordinary shares.

21   Capitalizable funds

Self-financing was one of the ways by which the TELEBRÁS System financed part of
the expansion of the telecommunications network.   Since July 1, 1997, the scheme was
extinguished by Ordinance No. 261, of April 30, 1997, of the Ministry of
Telecommunications.

22   Financial instruments

(a)   General comments

The Company and its subsidiaries are exposed to market risks mainly arising from
changes in interest rates and in foreign currency exchange rates.   The foreign currency
exchange rates risk are due to the fact that some of the Company's costs are expressed in
U.S. dollars while its revenues are in reais.   As from 2000, the Company began to use
derivative instruments such as forward contracts in foreign currency, foreign currency
options and foreign exchange rate swaps to manage its foreign currency exchange risks.
The Company and its subsidiaries do not use derivatives or other financial instruments
for other purposes.

These operations are carried-out by the Company's financial department in accordance
with the strategy previously approved by management.

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

(b)   Market value of financial instruments

At December 31, 2001, the market value of financial instruments approximates their book value, and the main values are:

		Parent company		Consolidated	
		Book value	Market value	Book value	Market value
(i)	Investments in marketable securities	1,156,710	1,156,710	1,190,786	1,190,786
(ii)	Loans and financing	2,415,381	2,417,966	7,044,517	7,023,168
(iii)	Investment in the subsidiary TMAR	8,675,475	10,153,140		

(h)   Investments in marketable securities

The book value approximates market value due to short term maturities and/or interest rates used for these instruments.

(ii)   Loans and financing

The market value of loans and financing was calculated in accordance with the present value of these financial instruments considering market interest rates for operations of similar terms and risks, and approximates the book value.

(iii)   Investment in the subsidiary company

The market value of the investment in the subsidiary TMAR was based on the closing price traded in the BOVESPA at December 28, 2001.   No estimates were made for the market value of investments in private subsidiary companies, since there is no active market for those securities.   It should also be emphasized that the market value, calculated from trades in the stock exchange, is a result of trading among minority stockholders, not necessarily representing the value that would be obtained in a transaction transferring the Company's holding in TMAR.

(c)   Foreign currency exchange risk

Since January 1999, the Brazilian Reais exchange rate has been rather volatile.   At December 31, 2000, the commercial U.S. dollar selling rate was R$ 1.95 to US$ 1.00. In 2001, there have been significant exchange rate fluctuations, reaching R$ 2.40 to US$ 1.00 at December 31, 2001.

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

Some 68% (2000 - 46%) of the consolidated debt is expressed in U.S. dollars. Consequently, the Company and its subsidiaries are exposed to foreign currency exchange rate risks that may adversely affect their businesses, financial position and result of operations, as well as their ability to comply with debt liabilities.

In 2001, the Company and its subsidiaries signed option and forward contracts in U.S. dollars to reduce the exposure of its foreign currency debt to exchange rate risks.

Foreign exchange rate option operations refer to the purchase and sale of U.S. currency, whereby the Company and its subsidiaries paid for and received premium upon contract signature. These premiums are appropriated to revenue and expense accounts on the accrual basis up to the contract maturity.

	Derivatives contract value		Results with derivatives	
	2001	**2000**	**2001**	**2000**
Parent company:				
Exchange rate swap	2,105,864	651,031	(160,095)	6,910
Options	580,100		(15,899)	
Consolidated:				
Exchange rate swap	3,260,386	1,156,198	(181,373)	20,161
Options	1,396,881		(26,711)	
Forward	382,866		(35,920)	

(d) **Interest rate risk**

At December 31, 2001, the Company and its subsidiaries had loans and financing subject to floating interest rates based on the Brazilian long-term interest rate (TJLP) or CDI for the Reais-denominated debts, and based on the LIBOR for the U.S. dollar-denominated debts. At December 31, 2001, the Company and its subsidiaries have operations to swap contracts denominated in U.S. dollars bearing interest of LIBOR + 3% - 5.5% p.a. to 100% of the CDI, reducing the exposure to changes in this rate (LIBOR). The Company's financial investments are indexed substantially at CDI rate variation (see Note 10).

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

(e)   Concentration of credit risk

The concentration of credit risk associated to accounts receivable is not relevant due to a pulverized client portfolio and the monitoring controls.   Doubtful accounts receivable are adequately protected by a provision to cover possible losses.

Operations with financial institutions (bank accounts, financial investments, loans and financing) are distributed among creditworthy institutions, thus minimizing concentration risks.

23   Employee benefits

(a)   SISTEL

Fundação Sistel de Seguridade Social ("SISTEL") is a private non-profit pension fund with several sponsors.   SISTEL was created by TELEBRÁS in November 1997 with the purpose of supplementing the retirement benefits assured by the Federal Government to employees of the former TELEBRÁS System.   Since 1991, SISTEL has also provided its members with medical insurance and hospital care.

All telecommunications companies of the former TELEBRÁS System sponsor private pension and health insurance plans, which are administered by SISTEL.   In January 2000, these companies agreed to split-up the SISTEL plan and create 15 individualized plans, covering the employees of each company.   These new plans are still administered by SISTEL and maintain the same terms and conditions as the previous plan (PBS-A). The objective of the split-up was to divide the responsibility for the plan among the sponsors based on the number of active employees.   The joint responsibility was maintained with regard to employees who retired prior to January 30, 2000 and will still benefit from the PBS-A plan.

The accounting for pension and assistance plans is totally separated, allowing for the determination of results by benefit plan.

Tele Norte Leste Participações S.A. and its subsidiaries sponsor defined benefit private pension plans (PBS-Telemar and PB-CT) and defined contribution plans (TelemarPrev), as described below.

The information and effects, for reporting purposes, required by the Pronouncement issued by IBRACON related to the recording of benefits granted to employees, approved by CVM Deliberation No. 371, of December 31, 2000, are presented as follows:

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

(i)   SISTEL defined benefit plans (PBS-A and PBS-Telemar)

At the time of the SISTEL restructuring, the PBS-Telemar was introduced maintaining the rights established in PBS-A. In addition to the monthly income supplementation benefit, medical care is provided (PAMA) to retired employees and their dependents on a shared cost basis.

The actuarial method to determine the cost of benefits is the capitalization method. From February to December 2000, SISTEL reimbursed the total amount of the pension contributions made by the Company and its subsidiaries during that period, as it recorded a technical surplus. During 2001, the contributions made by the Company and its subsidiaries totaled 9.5% (2000 - 13.5%) of the payroll cost of the employees that participate in the plan, 8% (2000 - 12%) of which are allocated to PBS-Telemar and 1.5% to PAMA.

The contribution from the employees participating in the plan is the sum of: (a) between 0.5% and 1.5% of the participation salary (depending on the age of the participant); (b) 1% of the participation sala ry that exceeds half the contribution salary, limited to the value of the SISTEL Standard Unit; and (c) 11% of the amount which exceeds the participation salary.

During the year ended December 31, 2001, the Company's contributions totaled R$ 15 (parent company) and R$ 1,657 (consolidated).

This plan has not admitted new members since the creation of TelemarPrev (September 2000). In March 2001, final period for incentivated migrations, 96% of active participants had migrated to the TelemarPrev plan.

The terms of Decree No. 3721, of January 8, 2001, do not apply to PBS-A, as this is a private plan, only with assisted participants.

Reconciliation of assets and liabilities at December 31, 2001:

	Parent company		Consolidated	
	PBS-A (*)	PBS-Telemar	PBS-A (*)	PBS-Telemar
Fair value of plan assets	6,244	2,300	1,787,446	118,303
Present value of actuarial liabilities	(5,458)	(2,070)	(1,562,352)	(106,490)
Fair value of assets in excess of actuarial liabilities	786	230	225,094	11,813

(*)   This plan does not include active participants (see item (a)), and there is sufficient technical surplus to cover future actuarial liabilities.

60

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

Although the plans assets exceed the actuarial liabilities at December 31, 2001, these excesses will not be recognized as the reimbursement is not legally determined; in addition, PBS-A is not a contributive plan.

The amounts mentioned above do not include assets and liabilities of PAMA, as this is a multi-sponsored plan and similar to defined contribution plans (the payment of benefits is limited to the amount of contributions received by the plan), and there are no other liabilities than the existing balances.

(ii)   Complementary Pension Plan (PB-CT)

Telemar Norte Leste S.A. sponsors the Complementary Pension Plan ("PB-CT"), which assumes the charges, obligations and responsibilities laid down in the Individual Complementary Pension Contracts and the Collective Labor Agreements related to ex-employees of the sponsors, which belonged to the former Companhia Telefônica Brasileira - CTB and to Companhia Telefônica de Pernambuco - CTP.   The change from Consortium to Administration and Payment of Pension Benefits in the PB-CT attended to Article Nos. 80 and 81 of Law No. 6435 of July 15, 1977, which expressly forbids the direct management of pension plan benefit by the employer.

The plan for complementary pension, elaborated in 1971, before the creation of SISTEL, included 722 beneficiaries at December 31, 2001 (2000 - 837).

The terms of Decree No. 3721, of January 8, 2001, do not apply to PB-CT, as this is a private plan, only with assisted participants.

Based on actuarial calculations, prepared by independent actuaries, the subsidiary companies maintain liabilities to cover future disbursements.

Reconciliation of assets and liabilities at December 31, 2001:

	Consolidated
Fair value of plan assets	984
Present value of actuarial liabilities	(35,424)
Actuarial liabilities in excess of fair value of assets	(34,440)

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

(iii)   TelemarPrev - defined contribution pension plan

The Company and its subsidiaries sponsor TelemarPrev of SISTEL, as approved by the "Secretaria de Previdência Complementar" (Secretariat for Complementary Pensions) on September 21, 2000.

The plan assures to the participants benefits categorized as follows: (i) risk benefits, and (ii) programmable benefits.

The usual contribution from the participants consists of two parts: (i) basic - equivalent to 2% of the participation salary; and (ii) standard - equivalent to 3% of the positive difference between the total participation salary and the amount allocated to the pension plan.   Additional contributions from the participant are optional, in a percentage representing multiples of 0.5% of the participation salary and must be made for no less than 12 months.   Occasional contributions from the participant, which are also optional, must not be lower than 5% of the participation salary cap.

The plan establishes the contribution parity for contributions from participants and its sponsors up to the limit of 8% of the participation salary, noticing that the sponsor is not obligated to follow any additional or occasional contributions by the participant.   The actuarial method to determine the cost of the benefits is the capitalization method.

During the year ended December 31, 2001, the Company's contributions totaled R$ 1,250 (parent company) and R$ 3,660 (consolidated).

The terms of Decree No. 3721, of January 8, 2001, have not been applied to the calculation of reserves, funds, provisions and funding of TelemarPrev, as this is a defined contribution plan.

The reconciliation of assets and liabilities at December 31, 2001 is not presented, as TelemarPrev is a defined contribution plan.

(iv)   The results expected for the plans in 2002 are as follow:

	Parent company	
	PBS-A	**PBS-Telemar**
Estimated remuneration of assets	870	326
Cost of current services		(9)
Cost of interest	(591)	(228)
Total income (expenses) expected for 2002	279	89

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

	Consolidated		
	PBS-A	**PBS-Telemar**	**PB-CT**
Estimated remuneration of assets	249,458	16,872	142
Cost of current services		(889)	
Increase in liabilities to be recognized following the adoption of IBRACON pronouncement			(826)
Cost of interest	(169,592)	(11,747)	(3,688)
Total income (expenses) expected for 2002	79,866	4,236	(4,372) (*)

(*)   Amount to be recorded in the year ending December 31, 2002.

(v)   Principal actuarial premises

Principal actuarial premises adopted in the calculation of the PBS-A, PBS-Telemar, PB-CT and TelemarPrev plans are as follows:

	Annual %
Discount rate of actuarial liability (includes 5% inflation)	11.30
Expected remuneration rate of assets (includes 5% inflation)	14.45
Estimated inflation rate of salary increase	5.00
Estimated inflation rate of benefit increase	5.00

(b)   Employees' profit sharing

The employees' profit sharing is based on the accomplishment of targets in connection with the return of the stockholders' investments, as well as the early attainment of targets established by ANATEL ("PAM").   There are also individual performance goals to be reached by management.   At December 31, 2001, the Company and its subsidiaries recorded provisions in accordance with the best estimate of the accomplishment of these targets.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

(c)   Stock options

In July 2000 and June and October 2001, the Company established stock option plans
whereby 238,800 thousand, 1,314,904 thousand and 687,380 thousand preferred shares
were respectively reserved for a selected group of executives.   The options are
exercisable at va rying dates, on a cumulative basis up to 5 years (limited to maximum
18% a year).   Options become fully exercisable after the fifth year.

Executives who opt for the plan must pay the Company 10% of the shares valued at the
offer price, upon contract signature; this amount will be deducted from the exercise price
after the 5-year period.   In case of contract rescission prior to the 5-year period, the
executive may receive a number of shares equivalent to the 10% paid or pay the market
value based on the last 90 days trade price in stock exchange, at the Company's
discretion.

The offer price is restated in accordance with the IGP-M (internal price-index) variation,
plus 6% p.a. Executives may opt to receive the value resulting from the difference
between the market price and the exercise price or to receive the equivalent shares.

In the event of dividend distribution, the related amount will be deducted from exercised
options.

Should an executive decide to sell the acquired shares after the exercisable period, he/she
must grant the Company the right of preference in the acquisition of the shares at the
market value on the date of sale.

The following table summarizes stock option operations carried-out up to December 31,
2001:

			In reais
	Number of shares (lots of 1,000)	**Initial offer price**	**Actual offer price**
Shares offered in July 2000	238,800	30.00	38.51
Shares offered in June 2001	1,314,904	33.00	36.47
Shares offered in October 2001	687,380	24.73	25.72
	2,241,084		
Offerings extinguished due to rescissions	(206,044)	30.00	
Options outstanding at December 31, 2001	2,035,040		

Tele Norte Leste Participações S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais

The market value of preferred shares at December 28, 2001 was R$ 36.25 per lot of one thousand shares.   Possible differences between the actual offer price and the market value which may result in losses to the Company are recorded on the accrual basis.

24   Transactions with related parties - parent company

								2001
Company	Loans receivable	Accounts receivable	Dividends and interest on capital receivable	Loans and financing	Accounts payable to subsidiaries	Cost of services rendered	Financial expenses	Financial income
TMAR	2,662,867	2,851	488,062		220		103	422,291
TNL Net	51,840							2,070
TNL Trading	48			873			43	3
TNext	165,984				2,151	1,500		10,842
HiCorp	18,404							825
Contax	10,352							2,617
PCS S.A.	7,969	21						73,296
TNL.Acesso	82,998							5,820
Total	3,000,462	2,872	488,062	873	2,371	1,500	146	517,764

							2000
Company	Loans receivable	Accounts receivable	Dividends and interest on capital receivable	Loans and financing	Accounts payable to subsidiaries	Financial expenses	Financial income
TMAR	29,157	2,491	423,886	1,798	1,932	7	12,684
TNL Net	224						
TNL Trading	24						
Total	29,405	2,491	423,886	1,798	1,932	7	12,684

The transactions with related parties are similar to those with third parties, and loans and debts with TNL bear interest at the rate of 102% of CDI.   An internal return rate ("TIR") is calculated monthly, based on a mix of actual rates related to the funding charges, including exchange rate variation.   TNL has a contractual right to transfer the costs in excess of the rate of 102% of CDI.   In 2001, TNL transferred the amount of R$ 1,035,176 (2000 - R$ 489,793).

25   Commitments to ANATEL (unaudited)

TMAR accomplished and even exceeded most targets established by ANATEL, including quality targets.   Accordingly, TNL announced, by December 31, 2001, the early attainment of universal service and expansion targets in fifteen states, excluding Rio de Janeiro, which attained its targets in February 2002.   These targets should have been met by December 2003 according to the Concession Contracts.

**Tele Norte Leste Participações S.A.
and Subsidiaries**

**Notes to the Financial Statements
at December 31, 2001 and 2000**
In thousands of reais

The early attainment of targets enables TMAR to compete in markets other than its current concession areas, as well as to offer other telecommunications services, such as mobile telephony, interregional and international long-distance services and nation-wide data transmission.   The Company has been monitoring its compliance to the commitments assumed with ANATEL, which have been complied with.

26   Insurance

During the concession period, the concessionaire must maintain the following insurance policies in accordance with contractual terms: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to the quality and universal coverage.

Assets and responsibilities of material value and/or high risk are covered by insurance. The Company and its subsidiaries hold insurance policies which guarantee coverage for material damage and loss of revenue arising from these damages (profit interruption), etc. Management considers the insured amount to be sufficient to guarantee full protection of its net worth and operational continuity, as well as the rules established in the Concession Contracts.

Insurance policies held by the Company comprise the following coverage, according to risks and the nature of assets:

Insurance type	Amount covered (consolidated)
Operating Risks/Profit interruption	600,000
Third Party Liability - Comprehensive	20,000
Third Party Liability - Vehicles	3,000
Third Party Liability - Third parties against directors & management	116,020

Tele Norte Leste Participações S.A. and Subsidiaries

Management Supplementary Information to the Financial Statements at December 31, 2001 and 2000

In thousands of reais

Statements of Cash Flow

		2001	
		Parent company	**Consolidated**
(i)	**Cash flow from operating activities**		
	Net income for the year	140,378	140,378
	Minority interests in results of operations		56,685
	Adjustment to reconcile net income to net cash provided by operating activities:		
	Interest on loans and financing	531,008	939,214
	Depreciation	3,270	2,934,239
	Amortization of negative goodwill	(175,424)	(175,424)
	Provision for losses on fiscal incentives	6,476	19,284
	Equity accounting adjustments and capital gain	(205,885)	(44,023)
	Net results of disposals of permanent assets	6,477	29,896
		306,300	3,900,249
	Received interest on capital	423,887	
	(Increase) decrease in assets		
	Accounts receivable - services		356,635
	Deferred and recoverable taxes	68,278	(757,140)
	Judicial deposits	(3)	(138,070)
	Fiscal incentives	7,336	(24,764)
	Other assets	97,391	14,489
	Increase (decrease) in liabilities		
	Suppliers	(23,290)	840,875
	Salaries and social charges	(19,771)	(3,811)
	Payable and deferred taxes	22,712	65,828
	Provisions for contingencies	94,166	609,744
	Other accounts payable	67,876	61,722
	Deferred income	1,461	2,493
	Net cash provided by operating activities	1,046,343	4,928,250
(ii)	**Cash flow from investing activities**		
	Capital expenditures	(24,999)	(10,042,038)
	Increase in permanent investments	(275,046)	(143,474)
	Increase in deferred charges		(479,222)
	Acquisition of treasury stock	(169,492)	(169,492)
	Payment of dividends and interest on capital	(236,136)	(386,505)
	Net cash used in investing activities	(705,673)	(11,220,731)
(iii)	**Cash flow from financing activities**		
	Loans and financing obtained	2,331,058	5,044,206
	Debentures issued	1,300,000	1,300,000
	Concessions payable		603,900
	Loans receivable	(2,969,657)	11,547
	Amortization of loans and financing		
	Payment of principal amounts	(773,159)	(986,864)
	Interest paid over loans and financing	(229,834)	(538,435)
	Net cash provided by financing activities	(341,592)	5,434,354
	Decrease in cash and banks	(922)	(858,127)
	Cash and banks at the beginning of the year	1,157,655	2,092,570
	Cash and banks at the end of the year	1,156,733	1,234,443

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